

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD MAY 15, 2019

TO THE SHAREHOLDERS OF EVEREST RE GROUP, LTD.:

The Annual General Meeting of Shareholders of Everest Re Group, Ltd. (the "Company"), a Bermuda company, will be held at Fairmont Hamilton Princess, 76 Pitts Bay Road, Hamilton, Bermuda on May 15, 2019 at 10:00 a.m., local time, for the following purposes:

1. To elect Dominic J. Addesso, John J. Amore, William F. Galtney, Jr., John A. Graf, Gerri Losquadro, Roger M. Singer, Joseph V. Taranto and John A. Weber as directors of the Company, each to serve for a one-year period to expire at the 2020 Annual General Meeting of Shareholders or until such director's successor shall have been duly elected or appointed or until such director's office is otherwise vacated.

2. To appoint PricewaterhouseCoopers LLP, an independent registered public accounting firm, as the Company's independent auditor for the year ending December 31, 2019 and authorize the Company's Board of Directors, acting through its Audit Committee, to determine the independent auditor's remuneration.

3. To approve, by non-binding advisory vote, 2018 compensation paid to the Company's Named Executive Officers.

4. To consider and act upon such other business, if any, as may properly come before the meeting and any and all adjournments thereof.

The Company's financial statements for the year ended December 31, 2018, together with the report of the Company's auditor in respect of those financial statements, as approved by the Company's Board of Directors, will be presented at this Annual General Meeting.

Only shareholders of record identified in the Company's Register of Members at the close of business on March 18, 2019 are entitled to notice of, and vote at, the Annual General Meeting.

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting in person, you are urged to vote by internet or telephone as directed on the enclosed proxy or by signing and dating the proxy and returning it promptly in the postage prepaid envelope provided.

By Order of the Board of Directors

Sanjoy Mukherjee
Executive Vice President,
General Counsel and Secretary

April 11, 2019
Hamilton, Bermuda

EVEREST RE GROUP, LTD.
PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS
MAY 15, 2019

TABLE OF CONTENTS

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on May 15, 2019 at Fairmont Hamilton Princess Hotel, 76 Pitts Bay Road, Hamilton, Bermuda at 10:00 a.m. local time.

The proxy statement and annual report to shareholders are available at
http://ir.everestre.com/phoenix.zhtml?c=70696&p=proxy



EVEREST.

PROXY STATEMENT

_____

ANNUAL GENERAL MEETING OF SHAREHOLDERS

May 15, 2019

GENERAL INFORMATION

The enclosed Proxy Card is being solicited on behalf of the Board of Directors (the "Board") for use at the 2019 Annual General Meeting of Shareholders of Everest Re Group, Ltd., a Bermuda company (the "Company"), to be held on May 15, 2019, and at any adjournment thereof. It may be revoked at any time before it is exercised by giving a later-dated proxy, notifying the Secretary of the Company in writing at the Company's registered office at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, or by voting in person at the Annual General Meeting. All shares represented at the meeting by properly executed proxies will be voted as specified and, unless otherwise specified, will be voted: (1) for the election of Dominic J. Addesso, John J. Amore, William F. Galtney, Jr., John A. Graf, Gerri Losquadro, Roger M. Singer, Joseph V. Taranto and John A. Weber as directors of the Company; (2) for the appointment of PricewaterhouseCoopers LLP, an independent registered public accounting firm, as the Company's independent auditor for 2019 and for authorizing the Company's Board of Directors acting through its Audit Committee to determine the independent auditor's remuneration; and (3) for the approval, by non-binding advisory vote, of the 2018 compensation paid to the Named Executive Officers (as defined herein).

Only shareholders of record at the close of business on March 18, 2019 will be entitled to vote at the meeting. On that date, 50,566,938 Common Shares, par value $.01 per share ("Common Shares"), were outstanding. However, this amount includes 9,719,971 Common Shares held by Everest International Reinsurance, Ltd. ("International Re"), the Company's subsidiary. As provided in the Company's Bye-laws, International Re may vote only 5,006,126 of its shares. The outstanding share amount also excludes 31,365 shares with no voting rights. The limitation of International Re's voting shares to 5,006,126 and the exclusion of 31,365 shares with no voting rights results in 45,821,728 Common Shares entitled to vote.

The election of each nominee for director and the approval of all other matters to be voted upon at the Annual General Meeting require the affirmative vote of a majority of the votes cast at the Annual General Meeting, provided there is a quorum consisting of not less than two persons present in person or by proxy holding in excess of 50% of the issued and outstanding Common Shares entitled to attend and vote at the Annual General Meeting. The Company has appointed inspectors of election to count votes cast in person or by proxy. Common Shares owned by shareholders who are present in person or by proxy at the Annual General Meeting but who elect to abstain from voting will be counted towards the presence of a quorum. However, such Common Shares and Common Shares owned by shareholders and not voted in person or by proxy at the Annual General Meeting (including "broker non-votes") will not be counted towards the majority needed to elect a director or approve any other matter before the shareholders and, thus, will have no effect on the outcome of those votes.

This Proxy Statement, the attached Notice of Annual General Meeting, the Annual Report of the Company for the year ended December 31, 2018 (including financial statements) and the enclosed Proxy Card are first being mailed to the Company's shareholders on or about April 11, 2019.

All references in this document to "$" or "dollars" are references to the currency of the United States of America.

The Company knows of no specific matter to be brought before the Annual General Meeting that is not referred to in the attached Notice of Annual General Meeting of Shareholders and this Proxy Statement. If any such matter comes before the meeting, including any shareholder proposal properly made, the proxy holders will vote proxies in accordance with their best judgment with respect to such matters. To be properly made, a shareholder proposal must comply with the Company's Bye-laws and, in order for any matter to come before the meeting, it must relate to matters referred to in the attached Notice of Annual General Meeting.

EXECUTIVE SUMMARY

This summary highlights certain information contained in the Company's proxy statement. The summary does not contain all of the information that you should consider, and we encourage you to read the entire proxy statement carefully.

Financial Highlights

Against the backdrop of a challenging market environment and a significant level of natural catastrophe losses for a second consecutive year, the Company produced $103.6 million of net income in 2018. For fiscal year 2018, the Company earned $190.7 million of net operating income and generated a 2.3% return on adjusted shareholders' equity[1]. Gross written premiums grew by 18% to $8.5 billion. This level of performance demonstrates our ability to sustain periodic events and yet maintain positive results and return through the cycle. Indeed, over the last five years, inclusive of the significant catastrophe events of 2017 and 2018, Everest generated an average operating return on equity of 10.3%. Such results were directly attributable to our management's core philosophy of creating long-term value for our shareholders by focusing on disciplined underwriting standards, diversifying our product line to maintain growth and protecting our capital base by employing intelligent protection measures to minimize against downside exposure.

Returning Value to Shareholders

We returned $291.5 million to shareholders in 2018 through dividends and share repurchases. The Company repurchased $75.3 million of shares and paid $216.2 million in dividends. In November 2018, the dividend was increased 8%, from $1.30 per share to $1.40 per share.

Corporate Governance Profile and Compensation Best Practices

We are committed to operating our business consistent with sound corporate practices and strong corporate governance that promote the long-term interests of our shareholders, strengthen the accountability of the Board and management and help build trust in the Company. Our Board encourages and reviews management performance in the context of business practices that emphasize sustainability and best-in-class corporate governance. Our philosophy has always been to generate long-term value for our shareholders. This emphasis is reflected in our compensation philosophy, enterprise risk management, and business model. We further recognize the potential impact of such exogenous threats as climate change and natural resource depletion and strive to incorporate such risks, to the extent they can be quantified, into our risk management profile to preserve sustainability of our business.

The Board adheres to the Company's Corporate Governance Guidelines and Ethics Guidelines and Index to Compliance Policies, which are available on the Company's website at http://www.everestre.com. The Board also aims to meet or exceed, where applicable, the corporate governance standards established by the New York Stock Exchange ("NYSE"). The Board regularly reviews the Company's corporate governance policies and procedures to identify areas for improvement reflecting evolving best practices raised by our shareholders. In addition, as set forth in more detail in this proxy statement in the section entitled "Compensation Discussion and Analysis", the Board strives to respond to shareholder concerns regarding compensation practices from a governance perspective.

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[1] Adjusted shareholders' equity excludes net after-tax unrealized (appreciation) depreciation of investments. The Company generally uses after-tax operating income (loss), a non-GAAP financial measure, to evaluate its performance. Further explanation and a reconciliation of net income (loss) to after-tax operating income (loss) can be found at the back of the 10-K insert.

Board Diversity Update

As we advised shareholders in our 2018 proxy, the Board committed itself to increasing gender diversity of representation on the Board. To that end, the Board retained a search firm to assist in identifying female candidates for consideration to Board membership. Following an extensive process, we are pleased to report that the Board anticipates extending an invitation to a highly qualified female candidate to join our Board subsequent to this year's Annual General Meeting.

Corporate Responsibility and Sustainability

We believe that our future is determined by actions taken today that go beyond just business strategy, but also encompass the values important to our employees and the communities in which we operate that define our corporate responsibility and maintain sustainability. Everest's value commitments include: providing an inclusive work environment that offers employees the opportunity to further their development, supporting our communities through the donation of time and financial resources, maintaining our integrity across all aspects of the Company, and being an industry innovator to solve global complex risks.

Community Outreach

As a Company, we believe strongly in the importance of giving back to global communities and helping those in need. Our mission is to support education, health, social and environmental issues that impact our neighbors. Over the last year, our employees, with the support of the Company, volunteered thousands of hours to support a range of charitable causes including working with Habitat for Humanity to build houses; participating in United Way's Tools for School program by donating backpacks filled with school supplies to students in need; supporting community food and clothing drives; remembering our military and their families during the holiday season; donating blood through the American Red Cross; partnering with Rise Against Hunger to pack nutritious meals for distribution to organizations around the world; partnering with Together We Rise to donate toys and necessities to foster children; and partnering with the American Cancer Society as a Relay for Life corporate sponsor.

Environmental Conscience

Policy

As a global (re)insurance organization, our business involves protecting clients through insurance and reinsurance from the impact of natural catastrophes, including weather events that are more frequent or severe. We recognize the potential impact of such exogenous threats as climate change and extreme natural perils and the fact that insurance is a critical component for economic and social recovery from the effects of extreme natural catastrophe events. Accordingly, it is the Company's policy to remain committed to providing solutions that help our clients manage their environmental and climate change risks, and to continue to monitor, control and reduce where possible our own ecological impact, while at the same time, remaining pro-active and forward-looking in a changing climate and weather environment.

Memberships and Affiliations

The Company is active in various affiliations and memberships to help carry out its environmental policy. For instance, through our affiliation with the Geneva Association we provide financial support to study the impact of and possible solutions for these threats to our economies and the human condition. The Company has also been a long-time active and contributing member of the Reinsurance Association of America (RAA), whose advocacy work includes efforts to identify ways the insurance sector can minimize the effects of climate change along with a commitment to work with policymakers, regulators, and the scientific, academic and business communities to assist in promoting awareness and understanding of the risks associated with climate change. The Company's participation in the RAA includes membership on the RAA's Extreme Events Committee which focuses on catastrophe modeling improvements to reflect climate change. The RAA's statement on climate change policy is located at www.reinsurance.org/Advocacy/RAA_Policy_Statements.

Risk Management Profile

We also strive to incorporate environmental risks, to the extent they can be quantified, into our risk management profile. We have a highly developed Enterprise Risk Management ("ERM") practice that identifies key risks to which the Company is exposed and establishes tolerance levels and mitigation strategies to preserve the sustainability of our business. Environmental risks, including those directly related to climate change, feature prominently in the Company's ERM system. Standard & Poor's ("S&P") rating of the Company's ERM process as "Strong" in its June 2018 rating report places the Company among the top ratings of Bermuda and North American (re)insurers. The S&P report notes that Everest has "demonstrated a strong commitment to enhancing its ERM framework," and that "we consider ERM to be of high importance to [Everest's] overall rating."

Operations

While Everest, as a (re)insurance organization, has a modest ecological footprint, the Company nonetheless strives to maintain an environmental conscience in its operations as part of its stance toward environmental policy. For instance, in light of expanding office space requirements occasioned by growth, Everest is focused on office properties that exhibit positive environmental features. This includes Everest's core locations where a majority of employees are located, such as:

- Everest's planned new U.S. operational headquarters in New Jersey which is expected to qualify for LEED status and contain such features as a green roof as part of the complex, charging stations for automobiles, and various other sustainability and energy savings features;

- Everest's Bermuda headquarters and offices which maintain such features as double glazed solar controlled glass, air conditioning which is water cooled using sea water from wells, and energy-conserving lighting; and

- Everest's New York City office building where Everest is now a major tenant following recent employee and business expansion which is LEED Gold and Energy Star certified.

Everest also promotes flex hours and recently instituted an expanded work-from-home policy to help reduce congestion at any given office location at any given point in time.

Underwriting, Environmental Solutions and Claims

In 2018, the Company continued its efforts to assess and refine its pricing, modeling, and underwriting practices related to climate risks. Everest has been at the forefront in continuing to develop advanced insurance solutions and products related to environmental risk for our clients, including coverages for specialized environmental contractors as well as industrial and commercial component manufacturers, and has the capability to provide credits to clients for environmentally friendly actions and behaviors.

The Company's pro-active approach to climate risks carries into our claims practices. As one example, in June 2018, the Company's Insurance Division announced an agreement with Airware, a leading provider of drone analytics solutions, to add precision and efficiency to the Everest claims management process following environmental catastrophe events and help expedite the claims adjustment process by leveraging Airware's aerial data analytics and machine learning capabilities. This partnership will also help clients of Everest proactively identify potentially hazardous conditions through aerial identification. Everest subsidiaries also offer loss control service capabilities to clients that take into account environmental concerns. Everest also maintains a paperless claims system across its insurance and reinsurance operations, significantly reducing the need for printing hard copies of claims files.

Shareholder Feedback

As part of our governance practices, we annually reach out to our top 20 institutional investors to gauge emerging best practices themes in governance and shareholder values. Because of the practical limitations in meeting with all of our shareholders, we augment such outreach with publications, seminars and other materials in order to continually assess our governance standards.

Highlights of our corporate governance and compensation best practices include:

Governance Profile Best Practice	Company Practice
✓ Size of Board	8
✓ Number of Independent Directors	6
✓ Board Independence Standards	The Board has adopted director independence standards stricter than the listing standards of the NYSE
✓ Director Independence on Key Committees	The Board's Audit, Compensation and Nominating and Governance Committees are composed entirely of independent directors
✓ Separate Chairman and CEO	Yes
✓ Independent Lead Director	Yes
✓ Annual Election of All Directors	Yes
✓ Majority Voting for Directors	Yes
✓ Board Meeting Attendance	Each director or appointed alternate director attended 100% of Board meetings in 2018
✓ Annual General Meeting Attendance	Director attendance expected at Annual General Meeting per Governance Guidelines, and 100% of directors attended the 2018 Annual General Meeting
✓ No Over-Boarding	Directors do not sit on the boards of other publicly traded companies Directors are prohibited from sitting on the boards of competitors
✓ Regular Executive Sessions of Non-Management Directors	Yes
✓ Shareholder Access	No minimum share ownership or holding thresholds necessary to nominate qualified director to Board
✓ Policy Prohibiting Insider Pledging or Hedging of Company's Stock	Yes
✓ Annual Equity Grant to Non-Employee Directors	Yes
✓ Annual Board and Individual Director Performance Evaluations	Yes
✓ Clawback Policy	Clawback Policy covering current and former employees, including Named Executive Officers, providing for forfeiture and repayment of any incentive based compensation granted or paid to an individual during the period in which he or she engaged in material willful misconduct including but not limited to fraudulent misconduct
✓ Code of Business Conduct and Ethics for Directors and Executive Officers	Yes
✓ No Separate Change in Control Agreement for the CEO	CEO participates in the Senior Executive Change in Control Plan ("CIC Plan") along with the other Named Executive Officers

Governance Profile Best Practice	Company Practice
✓ No Automatic Accelerated Vesting of Equity Awards	Accelerated equity vesting provisions are not and will not be incorporated in the employment agreements of any Named Executive Officer
✓ Double Trigger for Change-in-Control	Yes
✓ No Excise Tax Assistance	No "gross-up" payments by the Company of any "golden parachute" excise taxes upon a change-in-control
✓ Say on Pay Frequency	Say on Pay Advisory Vote considered by Shareholders annually
✓ No Re-pricing of Options and SARs	The Board adheres to a strict policy of no re-pricing of Options and SARs
✓ Minimum Vesting Period of Options and Restricted Shares	Minimum 1-year vesting period for equity awards However, the Board has always instituted a 5-year vesting period for equity awards to executive officers except for performance shares which must meet key performance metrics over the course of 3 years prior to settlement 3-year vesting period for equity awards to Directors
✓ Share Recycling	No liberal share recycling
✓ Stock Ownership Guidelines for Executive Officers	Six times base salary for CEO; three times base salary for other Named Executive Officers
✓ Stock Ownership Guidelines for Non-Management Directors	Six times annual retainer
✓ Use of Performance Shares as Element of Long-Term Incentive Compensation	Yes

Voting Matters and Board's Voting Recommendations

Proposal	Board's Voting Recommendations	Page
Election of Director Nominees (Proposal 1)	FOR ALL DIRECTOR NOMINEES	9
Appointment of PricewaterhouseCoopers LLP as Company Auditor (Proposal 2)	FOR	81
Non-Binding Advisory Vote on Executive Compensation (Proposal 3)	FOR	82

PROPOSAL NO. 1—ELECTION OF DIRECTORS

The Board of Directors recommends that you vote FOR the director nominees described below. Proxies will be so voted unless shareholders specify otherwise in their proxies.

At the 2019 Annual General Meeting, the nominees for director positions are to be elected to serve until the 2020 Annual General Meeting of Shareholders or until their qualified successors are elected or until such director's office is otherwise vacated. At its regularly scheduled meeting on February 27, 2019, the Nominating and Governance Committee recommended to the Board the nominations of Dominic J. Addesso, John J. Amore, William F. Galtney, Jr., John A. Graf, Gerri Losquadro, Roger M. Singer, Joseph V. Taranto and John A. Weber, all of whom are currently directors of the Company. The Board accepted the Nominating and Governance Committee recommendations, and each nominee accepted his or her nomination. It is not expected that any of the nominees will become unavailable for election as a director, but if any nominee should become unavailable prior to the meeting, proxies will be voted for such persons as the Board shall recommend, unless the Board reduces the number of directors accordingly. There are no arrangements or understandings between any director or any nominee for election as a director, and any other person pursuant to which such person was selected as a director or nominee.

Important Factors in Assessing Board Composition

The Nominating and Governance Committee strives to maintain an engaged, independent Board with broad and diverse experience, skills, and judgment that is committed to representing the long-term interests of our shareholders. In evaluating director candidates and considering incumbent directors for nomination to the Board, the Committee considers each nominee's character, independence, leadership, financial literacy, personal and professional accomplishments, industry knowledge and experience.

For incumbent directors, the factors also include attendance and past performance on the Board and its committees. Each director nominee has a demonstrated record of accomplishment in areas relevant to the Company's business and qualifications that contribute to the Board's ability to effectively function in its oversight role.

The Nominating and Governance Committee seeks current and potential directors who will collectively bring to the Board a variety of skills, including:

- **Leadership:** Demonstrated ability to hold significant leadership positions and effectively manage complex organizations is important to evaluating and developing key management talent.

- **Insurance and/or Reinsurance Industry Experience:** Experience in the insurance and/or reinsurance markets is critical to strategic planning and oversight of our business operations.

- **Risk Management:** Experience in identifying, assessing and managing risks is critical to oversight of current and emerging organizational and systemic risks in order to inform and adapt the Company's strategic planning.

- **Regulatory:** Understanding of the laws and regulations that impact our heavily regulated industry, as well as understanding the impact of government actions and public policy. Both areas are important to oversight of insurance operations.

- **Finance and Accounting:** Financial experience and literacy are essential for understanding and overseeing our financial reporting, investment performance and internal controls to ensure transparency and accuracy.

- **Corporate Governance:** Understanding of corporate governance matters is essential to ensuring effective governance of the Company and protecting shareholder interests.

- **Business Operations:** A practical understanding of developing, implementing and assessing our business operations and processes, and experience making strategic decisions, are critical to the oversight of our business, including the assessment of our operating plan, risk management and long-term sustainability strategy.

- **Information Technology/Cybersecurity:** A practical understanding of information systems and technology use in our business operations and processes, as well as a recognition of the risk management aspects of cyber risks and cyber security.

- **International:** Experience and knowledge of global insurance and financial markets is especially important in understanding and reviewing our business and strategy.

In addition to evaluating a candidate's technical skills relevant to the success of a large, publicly traded company in today's business environment, our Board considers additional intangible factors including an understanding of our business and technology; education and professional background; and geographic, gender, age and ethnic diversity. Each director must demonstrate critical thinking, clear business ethics, an appreciation for diversity and commitment to sustainability. The Nominating and Governance Committee's objective is to recommend a group that can best perpetuate the success of our business and represent shareholder interests through the exercise of sound judgment using its diversity of experience and perspectives.

Information Concerning Director Nominees

Each nominee's biography below includes a summary of the key skills and experience of such nominee that contribute to the director's ability to effectively oversee the Company and act in the long-term best interests of shareholders.

DOMINIC J. ADDESSO, CEO & PRESIDENT



Age: 65
Director Since: September 19, 2012
Non-Independent

Committees:
- Investment Policy
- Underwriting
- Executive

Qualifications and Skills:

- Executive Leadership
- Insurance/Reinsurance Industry Experience
- Finance and Accounting
- Business Operations
- Investments
- Mergers & Acquisitions

- Corporate Governance
- International
- Risk Management
- Regulatory
- Information Technology/Cyber Security

Background:

Mr. Addesso became Chief Executive Officer of the Company, Everest Reinsurance Company ("Everest Re") and Everest Reinsurance Holdings, Inc. ("Everest Holdings") on January 1, 2014. He became President of the Company, Everest Holdings and Everest Re on June 16, 2011 and served as Chief Financial Officer of those companies from 2009 through the second quarter of 2012. In 2009, he became a director and Executive Vice President of Everest Re and Everest Holdings, and a director, Chairman and Chief Executive Officer of Everest Global Services, Inc. ("Everest Global"). In 2009, he became a director of Everest Reinsurance (Bermuda), Ltd. ("Bermuda Re"), where he has also served as Chairman since 2011 and Chairman and director of Everest Re Advisors, Ltd. ("Everest Re Advisors"). From 2009 through 2014, he held various director and management roles at the Company's subsidiaries, including Everest Reinsurance Company (Ireland), dac ("Ireland Re"), Everest Underwriting Group (Ireland), Limited ("Ireland Underwriting") Everest Advisors (UK), Ltd. ("Advisors UK"), Mt. McKinley Insurance Company, Everest Insurance Company of Canada ("Everest Canada"), Everest National Insurance Company ("Everest National"), Everest Indemnity Insurance Company ("Everest Indemnity"), and Everest Security Insurance Company ("Everest Security") as well as a director and Chairman of Everest International Reinsurance, Ltd. ("International Re"), and a director, Chairman and President of Mt. Whitney Securities, LLC (formerly known as Mt. Whitney Securities, Inc.), a subsidiary of Everest Re ("Mt. Whitney"). Mr. Addesso serves as a voting representative of Mt. Whitney in relation to Mt. Whitney's investment in Security First Insurance Holdings, LLC.

From 2008 until he joined the Company in May 2009, Mr. Addesso was President of Regional Clients of Munich Reinsurance America, Inc. From 2001 to 2008, he served as President of Direct Treaty, Munich Reinsurance America, Inc. with profit and loss responsibility for direct treaty business covering all lines including surety, political risk and marine. From 1999 through 2001, he served in various underwriting and financial operations roles. From 1982 to 1995, he served as Executive Vice President and Chief Financial Officer of Selective Insurance Group, Inc. Prior to that, Mr. Addesso worked in public accounting for KPMG.

JOHN J. AMORE



Age: 70
Director Since: September 19, 2012
Independent

Committees:
- Audit
- Compensation (Chair)
- Nominating and Governance
- Underwriting

Qualifications and Skills:

- Executive Leadership
- Insurance/Reinsurance Industry Experience
- Finance and Accounting
- Corporate Governance
- Business Operations
- International
- Risk Management

Background:

Mr. Amore retired as a member of the Group Executive Committee of Zurich Financial Services Group, now known as Zurich Insurance Group, Ltd., in 2010, for which he continued to act as a consultant through 2012. From 2004 through 2010, he served as CEO of the Global General Insurance business segment after having served as CEO of the Zurich North America Corporate business division from 2001 through 2004. He became CEO of Zurich U.S. in 2000, having previously served as CEO of the Zurich U.S. Specialties business unit. Before joining Zurich in 1992, he was vice chairman of Commerce and Industry Insurance Company, a subsidiary of American International Group, Inc. ("AIG"). Mr. Amore served as a delegate for the Geneva Association, and is an Overseer Emeritus of the Board of Overseers for the School of Risk Management, Insurance and Actuarial Science at St. John's University in New York, a member of the Board of Directors of the W. F. Casey Foundation, Brooklyn, New York and a member of the Board of Trustees and Finance, Audit and Investment Committees of Embry-Riddle Aeronautical University.

WILLIAM GALTNEY, INDEPENDENT LEAD DIRECTOR



Age: 66
Director Since: March 12, 1996
Independent

Committees:
- Audit
- Compensation
- Executive
- Nominating and Governance (Chair)
- Underwriting

Qualifications and Skills:

- Executive Leadership
- Insurance/Reinsurance Industry Experience
- Finance and Accounting
- Investments
- Merger & Acquisition
- Corporate Governance
- Business Operations
- Risk Management

Background:

Mr. Galtney served as a director of Everest Re from March 1996 to February 2000. Thereafter he became a director of the Company upon the restructuring of Everest Holdings. Since April 1, 2005 he has been President and CEO of Galtney Group, Inc. Since April 1, 2005, he has also served as Chairman of Oxford Insurance Services Limited, a managing general and surplus lines agency. Prior thereto, he was President (from June 2001 until December 31, 2004) and Chairman (until March 31, 2005) of Gallagher Healthcare Insurance Services, Inc. ("GHIS"), a wholly-owned subsidiary of Arthur J. Gallagher & Co. ("Gallagher"). From 1983 until its acquisition by Gallagher in June 2001, Mr. Galtney was the Chairman and Chief Executive Officer of Healthcare Insurance Services, Inc. (predecessor to GHIS), a managing general and surplus lines agency previously indirectly owned by The Galtney Group, Inc. During 2007, Mr. Galtney assumed directorship positions at Intercare Holdings, Inc. and Intercare Solutions Holdings, Inc.

JOHN A. GRAF



Age: 59
Director Since: May 18, 2016
Independent

Committees:
- Audit
- Compensation
- Nominating and Governance
- Investment Policy

Qualifications and Skills:

- Executive Leadership
- Insurance/Reinsurance Industry Experience
- Corporate Governance
- Risk Management
- Finance and Accounting
- Investments
- International
- Business Operations
- Regulatory

Background:

Mr. Graf serves as the Non-Executive Vice Chairman of Global Atlantic Financial Group ("Global Atlantic") and joined the Board of Directors upon Global Atlantic's acquisition of Forethought Financial Group ("Forethought Financial") in 2014. He served as Chairman and CEO of Forethought Financial from 2006 to 2014. He serves on the Audit, Risk and Compliance Committees of Global Atlantic. Until December 2015, he served as a non-executive director of QBE Insurance Group Limited where he chaired the Investment and Personnel Committees. In 2005, he served as Chairman, CEO and President of AXA Financial, Inc. where he also served as Vice Chairman of the Board and President and Chief Operating Officer of its subsidiaries, AXA Equitable Life Insurance Company and MONY Life Insurance Company. From 2001 through 2004 he was the Executive Vice President of Retirement Savings, AIG as well as serving as Vice Chairman and member of the Board of Directors of AIG SunAmerica following AIG's acquisition of American General Corporation in 2001, where he served as Vice-Chairman.

GERRI LOSQUADRO



Age: 68
Director Since: May 14, 2014
Independent

Committees:
- Audit
- Compensation
- Nominating and Governance
- Underwriting (Chair)

Qualifications and Skills:

- Executive Leadership
- Insurance/Reinsurance Industry Experience
- Corporate Governance
- Finance and Accounting
- Risk Management
- Business Operations
- International
- Information Technology/Cyber Security

Background:

Ms. Losquadro retired in 2012 as Senior Vice President and head of Global Business Services at Marsh & McLennan Companies, Inc. ("MMC") and served on the MMC Global Operating Committee. Prior to becoming a senior executive at MMC, Ms. Losquadro was a Managing Director and senior executive at Guy Carpenter responsible for brokerage of global reinsurance programs including all insurance lines and treaty and facultative and development and execution of Guy Carpenter's account management program. From 1986 to 1992, Ms. Losquadro held senior leadership positions at AIG's American Home Insurance Company and AIG Risk Management. From 1982 to 1986, she served as Manager of Special Accounts of Zurich Insurance Group.

ROGER M. SINGER



Age: 72
Director Since: February 24, 2010
Independent

Committees:
- Audit (Chair)
- Compensation
- Nominating and Governance

Qualifications and Skills:

- Executive Leadership
- Insurance/Reinsurance Industry Experience
- Corporate Governance
- Finance and Accounting
- Regulatory
- International
- Legal
- Mergers & Acquisitions

Background:

Mr. Singer was elected as director of Bermuda Re and International Re, both Bermuda subsidiaries of the Company, on January 17, 2012. Mr. Singer, currently retired, was the Senior Vice President, General Counsel and Secretary to OneBeacon Insurance Group LLC (formerly known as CGU Corporation) and its predecessors, CGU Corporation and Commercial Union Corporation, from August of 1989 through December 2005. He continued to serve as director and consultant to OneBeacon Insurance Group LLC and its twelve subsidiary insurance companies through 2006. Mr. Singer served with the Commonwealth of Massachusetts as the Commissioner of Insurance from July 1987 through July 1989 and as First Deputy Commissioner of Insurance from February 1985 through July 1987. He has also held various positions in state and federal government, including Assistant Secretary, Office of Consumer Affairs and Business Regulation, Commonwealth of Massachusetts, Assistant Attorney General, Office of the Massachusetts Attorney General and Staff Attorney, Federal Trade Commission.

JOSEPH V. TARANTO, CHAIRMAN



Age: 70
Director Since: March 12, 1996
Non-Independent

Committees:
- Executive
- Investment Policy

Qualifications and Skills:

- Executive Leadership
- Insurance/Reinsurance Industry Experience
- Business Operations
- Corporate Governance
- Finance and Accounting
- Mergers & Acquisitions
- Investments
- Regulatory
- International
- Risk Management

Background:

Mr. Taranto is a director and Chairman of the Board of the Company. He retired on December 31, 2013 as Chief Executive Officer of the Company and Chief Executive Officer and Chairman of the Board of Everest Holdings and Everest Re, in which capacity he had served since October 17, 1994. On February 24, 2000, he became Chairman of the Board and Chief Executive Officer of the Company upon the restructuring of Everest Holdings. Between 1986 and 1994, Mr. Taranto was a director and President of Transatlantic Holdings, Inc. and a director and President of Transatlantic Reinsurance Company and Putnam Reinsurance Company (both subsidiaries of Transatlantic Holdings, Inc.). Mr. Taranto was selected to serve on the Board because of his considerable experience as CEO of publicly traded international insurance and reinsurance companies, intimate knowledge of the Company's operations and significant insight into the insurance and reinsurance markets.

JOHN WEBER



Age: 74
Director Since: May 22, 2003
Independent

Committees:
- Audit
- Compensation
- Executive
- Investment Policy
- Nominating and Governance

Qualifications and Skills:

- Executive Leadership
- Insurance/Reinsurance Industry Experience
- Business Operations
- Finance and Accounting
- Investments
- International
- Mergers & Acquisitions
- Corporate Governance
- Risk Management

Background:

Mr. Weber was elected as director of Bermuda Re and International Re, both Bermuda subsidiaries of the Company, on January 17, 2012. Since December 2002, he has been the Managing Partner of Copley Square Capital Management, LLC, a private partnership. From 1990 through 2002, Mr. Weber was affiliated with OneBeacon Insurance Group LLC and its predecessor companies. During that affiliation, he became the Managing Director and Chief Investment Officer of the OneBeacon insurance companies and the President and CEO of OneBeacon Asset Management, Inc. (formerly CGU Asset Management, Inc.) with overall responsibility for the North American investment activities of the CGU companies (now Aviva plc). From 1988 through 1990, Mr. Weber was the Chief Investment Officer for Provident Life & Accident Insurance Company and a director of Provident National, and from 1972 through 1988 was associated with Connecticut Mutual Life Insurance Company ("Connecticut Mutual") and its affiliate, State House Capital Management Company ("State House") (a pension and mutual fund pension advisor), eventually serving as Senior Vice President of Connecticut Mutual and President and CEO of State House.

Information Concerning Executive Officers

The following information has been furnished by the Company's Named Executive Officers who are not also director nominees. Executive officers are elected by the Board following each Annual General Meeting and serve at the pleasure of the Board.

CRAIG HOWIE



Age: 55

Mr. Howie is the Executive Vice President, Chief Financial Officer and Treasurer of the Company, Everest Re, Everest Holdings and Everest Global. He joined the Company on March 26, 2012 as Executive Vice President of Everest Global and Everest Re. During 2016, he became the Executive Vice President, Chief Financial Officer and Treasurer of Everest Premier Insurance Company ("Everest Premier") and Everest Denali Insurance Company ("Everest Denali"). During 2015, he assumed the position of Treasurer for Everest Global, Mt. Logan Re, Ltd. ("Mt. Logan"), Everest Security, Everest National, Everest Indemnity, Mt. Whitney Securities, LLC, SIG Sports, Leisure and Entertainment Risk Purchasing Group, LLC, Specialty Insurance Group, Inc., ("SIG") and Premiere Underwriting Services, Inc. From 2015 to 2016, he served as Treasurer of Heartland Crop Insurance, Inc. ("Heartland"). In 2015, he became a director, Executive Vice President and Treasurer of Everest International Holdings (Bermuda), Ltd. ("Bermuda Holdings") and Everest International Assurance, Ltd. ("International Assurance"), a director and Treasurer of Everest Preferred International Holdings, Ltd. ("Preferred Holdings") and a director of Everest National and Everest Indemnity. In 2013, he became a director of Mt. Logan and Mt. Whitney and the Chief Financial Officer of Everest Indemnity, Everest National and Everest Security. He became a director of Everest Security during 2014. During 2012, he became a director of Everest Re, Bermuda Re, International Re, Everest Global and Everest Holdings. Mr. Howie serves as a director of Security First Insurance Company, a subsidiary of Security First Insurance Holdings, LLC, since 2014.

Prior to his joining the Company, Mr. Howie served as Vice President and Controller of Munich Reinsurance America, Inc. where, beginning in 2005, he managed the corporate financial reporting, corporate tax, investor relations, financial analysis and rating agency relationship groups. From 2003 to 2005, he was the Vice President of Financial Services and Operations and served as Vice President Corporate Tax beginning in 1998 and through 2003. He is a Certified Public Accountant.

JOHN DOUCETTE



Age: 53

Mr. Doucette is the President and CEO of the Reinsurance Division with oversight of all Reinsurance Operations worldwide. He formerly served as the Executive Vice President and Chief Underwriting Officer for Worldwide Reinsurance and Insurance for the Company, Everest Re, and Everest National. He became the Chief Underwriting Officer of the Company and Everest Re in 2012, after having assumed the title of Chief Underwriting Officer for Worldwide Reinsurance for those companies in 2011. In 2016, he became a director of International Re and in 2013 he became a director of Mt. Logan. Since 2011, he has served as a director of Bermuda Re and Everest Re. Upon joining the Company in 2008, he became Executive Vice President of the Company, Everest Global, and Everest Re.

Prior to joining the Company, Mr. Doucette worked at Max Capital Group Ltd. (formerly Max Re Capital Ltd.) ("Max Capital") from 2000 to 2008, serving in various capacities including President and Chief Underwriting Officer of the P&C Reinsurance division of Max Capital, where he was responsible for new products and geographic expansion. Prior to that, he was an Associate Director at Swiss Re New Markets, a division of Swiss Reinsurance Company, between 1997 and 2000, where he held various pricing, structuring and underwriting roles in connection with alternative risk transfer and structured products. He was an actuarial consultant at Tillinghast from 1989 to 1997.

Mr. Doucette graduated with a Bachelor of Science degree in Statistics and Biometry from Cornell University. He is a Fellow of the Casualty Actuarial Society and is a member of the American Academy of Actuaries.

SANJOY MUKHERJEE



Age: 52

Mr. Mukherjee is the Executive Vice President, Secretary and General Counsel of the Company, and the Managing Director and CEO of Bermuda Re where he also serves as a director. Since 2006, he has served as Secretary, General Counsel and Chief Compliance Officer of the Company, Everest Global, Everest Holdings and Everest Re, also serving as a director of the latter two. During 2016, he became a director of Everest Premier and Everest Denali. In 2015, he became a director, Chairman and CEO of Preferred Holdings and Bermuda Holdings, a director of Everest Service Company (UK), Ltd., Everest Corporate Member, Ltd. and International Assurance. During 2013, he became a director of Mt. Logan and SIG and Secretary and General Counsel of SIG Sports, Leisure and Entertainment Risk Purchasing Group LLC. From 2009 to 2015, he served as Secretary of Ireland Re and Ireland Underwriting, where he continues to serve as director. Between 2011 and 2016, Mr. Mukherjee served as a director, Secretary and General Counsel of Heartland. Since 2005, he has served as General Counsel of Everest National and Mt. McKinley Managers, L.L.C., a director and Secretary of Everest National, Everest Indemnity and Everest Security, and as Secretary of Everest Canada until 2015. Since 2008, he has been Secretary and a director of Mt. Whitney. He became a Vice President of Mt. McKinley in 2002, where he also served as Secretary and Compliance Officer since 2005 and as a director from 2011, until that company's sale in 2015. In 2017, he became a director of Everest Dublin Insurance Holdings Limited. From 2005 through 2007, he served as a director of Bermuda Re. He joined the Company in 2000 as an Associate General Counsel.

Prior to joining the Company in 2000, Mr. Mukherjee developed an array of experience in the insurance and reinsurance industries including legal, claims management, contract wording, accounting and finance, regulatory compliance, and risk management. From 1994 to 2000, he was engaged in the private practice of law as a commercial litigator and corporate attorney specializing in the insurance and reinsurance industries. Prior to that, Mr. Mukherjee was a Senior Consultant with Andersen Consulting (n/k/a Accenture) specializing in the manufacturing and financial services industries and an auditor with the public accounting firm of Touche Ross.

JONATHAN ZAFFINO



Age: 46

Mr. Zaffino is an Executive Vice President of the Company, and the President and CEO of Everest Insurance® and responsible for overseeing all insurance operations worldwide. Mr. Zaffino joined Everest in 2015, and became a director and the President of Everest National, Everest Indemnity, Everest Security and Specialty Insurance Group. In 2016, he became a director of Everest Canada and a director and President of Everest Denali and Everest Premier.

Prior to joining the Company, he was the President of Victor O. Schinnerer, Inc. (a subsidiary of Marsh, Inc.), from 2013 to 2015 and was previously a Managing Director of Marsh, Inc. from 2010 to 2013. Mr. Zaffino was a co-founder of Century Atlantic Capital Management and served as its Chief Operating Officer from 2008 to 2010. From 2005 to 2008, Mr. Zaffino was a Managing Principal of Integro Insurance Brokers. Prior to that, he served as an Executive Vice President at Willis North America from 2004 to 2005. From 1999 to 2004, Mr. Zaffino worked at ACE Group in a variety of roles as Vice President and Senior Vice President, where his responsibilities varied from business planning and strategic development to overseeing field operations for ACE Risk Management and ACE Excess Casualty. He held different underwriting roles at Reliance National Insurance Company, including Underwriting Manager and Risk Management Underwriter from 1995 to 1999, and was an underwriter at Chubb & Son, Personal Lines from 1994 to 1995.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

Board of Directors								
	Dominic Addesso	John J. Amore	William F. Galtney, Jr.	John A. Graf	Gerri Losquadro	Roger M. Singer	Joseph V. Taranto	John A. Weber
Skills & Experience								
Executive Leadership	X	X	X	X	X	X	X	X
Insurance and/or Reinsurance Industry Experience	X	X	X	X	X	X	X	X
Risk Management	X	X	X	X	X		X	X
Regulatory	X			X		X	X	
Finance/Capital Management and Accounting	X	X	X	X	X	X	X	X
Corporate Governance	X	X	X	X	X	X	X	X
Business Operations	X	X	X	X	X		X	X
International	X	X		X	X	X	X	X
Investments	X		X	X			X	X
Merger & Acquisition	X		X			X	X	X
Information Technology/ Cyber Security	X				X			
Legal						X		





The Company's commitment to strong corporate governance helps us compete effectively, sustain our success over dynamic economic cycles and build long-term shareholder value.

Role of the Board

Governance is a continuing focus at the Company, starting with the Board and extending to management and all employees. The Board reviews the Company's policies and business strategies and advises and counsels the CEO and the other executive officers who manage the Company's businesses. In addition, as noted above, we solicit feedback from our shareholders and engage in discussions with various stakeholders on governance issues and improvements.

Board Committees and Their Roles

The Board conducts its business through its meetings and meetings of its committees. The Board currently maintains Audit, Nominating and Governance, Compensation, Executive, Investment Policy and Underwriting Committees. NYSE listing standards require that the Audit, Compensation Committee and Nominating and Corporate Governance committees are each entirely composed of independent directors with written charters addressing such committee's purpose and responsibilities and that the performance of such committees be evaluated annually.

- **Audit Committee**

  The Audit Committee assists the Board in its oversight of the integrity of the Company's financial statements, enterprise risk management, the Company's compliance with legal and regulatory requirements, the independent auditor's qualifications and independence, and the performance of the Company's internal audit function.

- **Nominating and Governance**

  The Nominating and Governance Committee is charged with annually determining the appropriate size of the Board, identifying individuals qualified to become new Board members consistent with the criteria adopted by the Board in the Corporate Governance Guidelines, recommending to the Board the director nominees for the next annual meeting of shareholders, annually evaluating and recommending to the Board any appropriate changes to the Corporate Governance Guidelines and overseeing environmental and social governance issues. The Nominating and Governance Committee also reviews Board governance standards to ensure that our Board standards continue to reflect the best practices insisted upon by our shareholders.

- **Compensation Committee**

  The Compensation Committee is primarily responsible for discharging the Board's responsibilities relating to compensation of the Company's officers at the level of Senior Vice President and above, as well as the Comptroller, Treasurer, Secretary, and the Chief Internal Audit Officer, reviewing the Compensation Discussion and Analysis with management and evaluating whether compensation arrangements create risks to the Company.

- **Executive Committee**

  The Executive Committee was created to engage in special projects at the behest of the full Board as well as serve as the Board's representative delegee on emergent matters when a full convening of the Board is impractical.

- **Investment Policy Committee**

  The Investment Policy Committee oversees asset allocation and manager selection as well as the overall risk profile of the Company's portfolio.

- **Underwriting Committee**

  The Underwriting Committee was created to foster robust discussion among executives and directors on complex underwriting opportunities, pricing and the risks presented.

The Board operates its Committees in a collaborative fashion, with meetings of each Committee being open to informational attendance by non-committee Board members and executives. This fosters rigorous discussion, cross-committee information sharing and risk identification, and allows for better informed oversight.

MEMBERSHIP ON BOARD COMMITTEES

Name	Audit	Compensation	Executive	Investment Policy	Nominating and Governance	Underwriting Committee	Independent
Dominic J. Addesso			X	X		X	
John J. Amore	X	Chair			X	X	X
William F. Galtney, Jr.	X	X	X		Chair	X	X
John A. Graf	X	X		X	X		X
Gerri Losquadro	X	X			X	Chair	X
Roger M. Singer	Chair	X			X		X
Joseph V. Taranto			X	X			
John A. Weber	X	X	X	X	X		X
Meetings	4	4	0	4	4	4	

Four formal meetings of the Board were held in 2018. Each director attended 100% of the total number of meetings of the Board and meetings of all committees of the Board on which the director served either in person or through an alternate director appointment as permitted by the Bye-laws and the Bermuda Companies Act 1981. The directors are expected to attend the Annual General Meeting pursuant to the Company's Corporate Governance Guidelines. All of the directors attended the 2018 Annual General Meeting of Shareholders.

Director Independence

Our Board of Directors has established criteria for determining director "independence" as set forth in our Corporate Governance Guidelines. These criteria incorporate all of the requirements for director independence contained in the NYSE listing standards. No director shall be deemed to be "independent" unless the Board shall have affirmatively determined that no material relationship exists between such director and the Company other than the director's service as a member of our Board or any Board committee. In addition, the following enhanced criteria apply to determine independence:

- no director who is an employee, or whose immediate family member is an executive officer of the Company, is deemed independent until three years after the end of such employment relationship;

- no director is independent who:

    (i)   is a current partner or employee of a firm that is the Company's internal or external auditor;

    (ii) has an immediate family member who is a current partner of such firm;

    (iii) has an immediate family member who is a current employee of such firm and personally works on the Company's audit; or

    (iv) was or had an immediate family member who was within the last three years a partner or employee of such firm and personally worked on the Company's audit within that time;

- no director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of our present executives serve on that company's compensation committee is deemed independent until three years after the end of such service or the employment relationship;

- no director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount that, in any single year, exceeds $10,000 is deemed independent;

- no director who has a personal services contract with the Company, or any member of the Company's senior management, is independent;

- no director who is affiliated with a not-for-profit entity that receives significant contributions from the Company is independent; and

- no director who is employed by a public company at which an executive officer of the Company serves as a director is independent.

Enhanced Audit Committee Independence Requirements

The members of our Audit Committee must meet the following additional independence requirements:

- no director who is a member of the Audit Committee shall be deemed independent if such director is affiliated with the Company or any of its subsidiaries in any capacity, other than in such director's capacity as a member of our Board of Directors, the Audit Committee or any other Board committee or as an independent subsidiary director; and

- no director who is a member of the Audit Committee shall be deemed independent if such director receives, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries, other than fees received in such director's capacity as a member of our Board of Directors, the Audit Committee or any other Board committee, or as an independent subsidiary director, and fixed amounts of compensation under a retirement plan, including deferred compensation, for prior service with the Company (provided such compensation is not contingent in any way on continued service).

Enhanced Compensation Committee Independence Requirements

The members of our Compensation Committee must meet the following additional independence requirements:

- no director shall be considered independent who:

  (i)   is currently an officer (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934 (the "Exchange Act")) of the Company or a subsidiary of the Company, or otherwise employed by the Company or subsidiary of the Company;

  (ii) receives compensation, either directly or indirectly, from the Company or a subsidiary of the Company, for services rendered as a consultant or in any capacity other than as a director, except for an amount that does not exceed the dollar amount for which disclosure would be required pursuant to Item 404(a) of Regulation S-K; or

  (iii) possesses an interest in any other transaction for which disclosure would be required pursuant to Item 404(a) of Regulation S-K.

- no director who does not meet the requirements of an "outside director" as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), shall be considered independent.

In assessing the independence of members of the Compensation Committee the Board will consider all factors specifically relevant to determining whether a director has a relationship to the Company that is material to such member's ability to be independent from management in connection with his or her duties, including but not limited to (i) the source of his or her compensation, including any consulting, advisory, or other compensatory fee paid by the Company to such director, and (ii) whether such director is affiliated with the Company, a subsidiary of the Company, or an affiliate of a subsidiary of the Company.

Independence Determination

Our Board has affirmatively determined that Ms. Losquadro and Messrs. Amore, Galtney, Graf, Singer and Weber each meet the criteria for independence for Board members set forth above. Moreover, all members of the Audit Committee and Compensation Committee meet the further requirements for independence set forth above with respect to those committees.

The Board considered whether these directors had any material relationships with the Company, its affiliates or the Company's external auditor and concluded that none of them had a relationship that impaired his or her independence. The Board based its determination on personal discussions with the directors and a review of each director's responses to an annual questionnaire regarding employment, compensation history, affiliations and family and other relationships. The questionnaire responses form the basis for reviewing a director's financial transactions involving the Company that is disclosed by a director, regardless of the amount in question. This annual review is performed in compliance with the Company's Bye-laws and the Bermuda Companies Act 1981 and the results are approved by resolution of the Board of Directors. Directors are also subject to the Company's Ethics Guidelines which require full and timely disclosure to the Company of any situation that may result in a conflict or appearance of a conflict.

Additionally, in accordance with our Corporate Governance Guidelines and the disclosure requirement set forth in Bye-law 21(b) of the Company's Bye-laws (which in turn requires compliance with the Bermuda Companies Act 1981), each director must disclose to the other directors any potential conflicts of interest he may have with respect to any matter under discussion. If a director is disqualified by the Chairman because of a conflict, he must refrain from voting on a matter in which he may have a material interest.

BOARD STRUCTURE AND RISK OVERSIGHT

Board Diversity

Although it does not have a formal written policy with respect to diversity, our Board believes that it is essential that directors represent diverse perspectives, skills and experience. The objective of the Nominating and Governance Committee is to recommend a group of candidates that can best perpetuate the success of our business and represent shareholder interests through the exercise of sound judgment honed by diverse experiences and perspectives. When evaluating the qualifications, experiences and backgrounds of director candidates, the Board reviews and discusses many aspects of diversity such as gender, age, ethnic diversity, education, professional experience, personal accomplishment and differences in viewpoints and skills. Director recruitment efforts include several of these factors, and the Board strives to recruit candidates that enhance the Board's diversity. Our Board is committed to seeking highly qualified women and individuals from minority groups to include in the pool of director candidates. Diversity is important because a variety of points of view contribute to a more effective decision-making process. Accordingly, and as noted above, the Board has identified a highly qualified female candidate who is expected to be appointed to the Board following the Annual General Meeting.

Our Board's emphasis and philosophy on diversity extend to the Company's values generally, where our hiring trends show steady progress in attracting more women and under-represented minorities into the Company's employee-base. As depicted in the below chart, the Company's ethnic diversity in its employee base is stronger than industry peers. Further, our female diversity is strong through the manager level.



Leadership Structure

The Board reviews the Company's leadership structure from time to time in order to ensure that it serves the best interests of the shareholders and positions the Company for future success. We believe that the Company is best served with a separate CEO, a separate Chairman of the Board and a separate Independent Lead Director. This leadership structure provides for the appropriate balance of leadership, independent oversight and strong corporate governance.

The CEO is responsible for setting the strategic direction, culture and day-to-day leadership and performance of the Company while the Chairman of the Board, among other things, provides guidance and counsel to the CEO, sets the agenda for the Board meetings and presides over meetings of the full Board.

The Independent Lead Director provides a forum for independent director deliberation and feedback and helps ensure that all Board members have the means to, and do, carry out their responsibilities in accordance with their fiduciary duties. The Independent Lead Director also coordinates the annual board performance evaluation and works with the Chairman in coordinating matters of priority among the independent directors and facilitating dialogue on substantive matters of governance involving the Board. The Independent Lead Director is selected annually by the independent directors.

The Chairman and Independent Lead Director work together to ensure the Company is proceeding in the right direction while maintaining best practices in corporate governance. Further, our CEO, Chairman and Independent Lead Director work closely to discuss strategic initiatives for the Company.

Given his intimate knowledge of the Company and vast experience as the Company's founding CEO, the Board believes it is in the best interests of the Company to have Mr. Taranto continue to chair the Board of Directors. In addition to Mr. Taranto and Mr. Addesso, both of whom are non-independent, the Board is comprised of six outside directors, all of whom are independent. William F. Galtney, Jr. currently serves as the Independent Lead Director and, in that capacity, complements the talents and contributions of Messrs. Addesso and Taranto and promotes confidence in our governance structure by providing an additional perspective to that of management.

Prior to each scheduled meeting of the Board of Directors, the directors who are not officers of the Company meet in executive session outside the presence of management to determine and discuss any items including those that should be brought to the attention of management. The executive sessions are chaired by alternating directors on an alphabetically based rotation.

Dominic J. Addesso's Retirement

The Company's President and CEO, Dominic J. Addesso, informed the Board that he will retire at the end of his current contract term on December 31, 2019. The Board is undertaking a search for the CEO position as part of its succession planning that includes a review of internal and external candidates.

The Independent Lead Director: Role and Responsibilities

While Mr. Taranto serves as Chairman, Board leadership also comes from our Independent Lead Director, Mr. Galtney. The responsibilities of the Independent Lead Director include:

- Coordinating executive sessions of the independent members of the Board without management present;

- Authorization to call meetings of the independent directors;

- Serving as a liaison between the Chairman and the independent directors and providing a forum for independent director feedback at executive sessions;

- Communicating regularly with the CEO and the other directors on matters of Board governance;

- Assisting in Board meeting agenda preparation in consultation with the Chairman;

- Overseeing the annual Board self-evaluation process including individual director evaluations and facilitating discussion of the results;

- Assuring that all Board members carry out their responsibilities as directors;

- If requested and, when appropriate, consultation and direct communication with major shareholders as the independent representative of the Board.

Board Role in Risk Oversight

Prudent risk management is embodied throughout our Company as part of our culture and is a key point of emphasis by our Board. In accordance with NYSE requirements, the Company's Audit Committee Charter provides that the Audit Committee has the responsibility to discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control its risk profile, including the Company's risk assessment and risk management guidelines. Upon the Audit Committee's recommendation, the Board has adopted a formal Risk Appetite Statement that is reviewed annually and establishes upper boundaries on risk taking in certain areas of the Company including assets, investments, property and casualty business including natural catastrophe exposure and potential maximum loss. In managing and implementing the Board's Risk Appetite Statement, the Company developed an Enterprise Risk Management ("ERM") process for managing the Company's risk tolerance profile on a holistic basis. The objective of ERM is to provide an internal framework for assessing risk – both to manage downside threats, as well as identify upside opportunities – with the ultimate goal of enhancing shareholder value. Company-wide ERM is coordinated through a centralized ERM Unit responsible for implementing the risk management framework that identifies, assesses, monitors, controls and communicates the Company's risk exposures. The ERM Unit is overseen by our Chief Risk Officer and is staffed and supported with seasoned and accredited actuarial, accounting and management staff.

In order to monitor compliance and liaise with the Board regarding the Company's ERM activities, we established an Executive Risk Management Committee ("ERM Committee") comprised of the CEO, the Chief Financial Officer, the President and CEO of the Reinsurance Division, the President & CEO of the Insurance Division, the Head of Strategy & Risk Management, the General Counsel and the Chief Risk Officer. The ERM Committee, in conjunction with Board input, is responsible for establishing risk management principles, policies and risk tolerance levels. It provides centralized executive oversight in identifying, assessing, monitoring, controlling, and communicating the Company's enterprise-wide risk exposures and opportunities in accordance with pre-approved parameters and limits.

The ERM Committee meets quarterly to review in detail the Company's risk positions compared to risk appetites, scenario-based stress testing, financial strength, and risk accumulation. The ERM Committee prepares a comprehensive report depicting the Company's global risk accumulation, financial strength and capital preservation against modeled stress scenarios. The Chief Risk Officer reports to the Audit Committee and, in conjunction with the input of the ERM Committee, presents this report, on a quarterly basis, to the Audit Committee with respect to our risk management procedures and our exposure status relative to the Board's Risk Appetite Statement in our three key risk areas – asset risk, natural catastrophe exposure risk and long tailed reserve risk. These risk exposures are reviewed and managed on an aggregate and individual risk basis throughout our worldwide property and casualty insurance and reinsurance businesses and our investment portfolio.

The Audit Committee reviews ERM status with the Chief Risk Officer each quarter to assess not only operational and systemic level risks, but also the level of resources allocated to the ERM Unit. The Board also oversees identification and management of risk at the Board Committee level. While each Board Committee is responsible for evaluating the Company's operational risks falling within its area, the Board is kept informed of the respective Committee's activities and actions though Committee reports.

Cybersecurity

Our Board views cybersecurity risk as an enterprise wide concern that involves people, processes, and technology and accordingly treats it as a Board level matter. Cyber-based security threats embody a persistent and dynamic threat to our entire industry and is not limited to information technology. Our directors endeavor to educate themselves in this area through literature, seminars and other industry publications. In recognition of the specialized nature of this risk, the Company appointed a Chief Information Security Officer ("CISO") dedicated to assessing the Company's data security risk, monitoring cyber threat intelligence and taking the steps necessary to implement pertinent safeguards and protocols to manage the risk. In addition, the ERM Committee annually reviews the Company's cyber exposure across all lines of business as well as reviews security safeguards of protected privacy data held by the Company. The ERM Committee works in conjunction with the CISO in assessing Company vulnerabilities to cyber threats as part of a continuous dialogue throughout the year in assessing the operational risk to our business of third party hacking, ransomware exposure and other security threats.

Climate Risk

As an insurer and reinsurer of property that may be impacted by climate and weather conditions, the Company quantifies and manages such risk by utilizing the latest meteorological and parametric risk models to evaluate and assess deviations in historic climate patterns as a predictive factor for catastrophe risk and its related impact on both pricing and accumulation as an aid to underwriting the risk. Such potential maximum loss and accumulation exposure analyses are assessed quarterly by the Company's ERM committee and then presented to the Board through both the Audit Committee's oversight of the ERM process, as well the Board's Underwriting Committee. Our management strategies seek to minimize the impact of severe climate and weather events on our capital by, among other things, maintaining a diversified business portfolio – spread by line and geography – and by employing a tactical approach to managing risk, including, but not limited to, utilization of third party capital to leverage opportunity and issuance of catastrophe bonds. Furthermore, we encourage our clients to consider the impact of climate risk on their operations and property in conjunction with underwriting and loss mitigation services we provide. Everest's investment portfolio is also highly diversified by risk, industry, location and type and duration of security.

BOARD COMMITTEES

Audit Committee

The principal purposes of the Company's Audit Committee, as set forth in its Charter, are to oversee the integrity of the Company's financial statements and the Company's compliance with legal and regulatory requirements, to oversee the independent registered public accounting firm, to evaluate the independent registered public accounting firm's qualifications and independence and to oversee the performance of the Company's internal audit function. The Company's Chief Internal Audit Officer reports directly to the Chairman of the Audit Committee. The Audit Committee meets with the Company's management, Chief Internal Audit Officer and the independent registered public accounting firm, both separately and together, to review the Company's internal control over financial reporting and financial statements, audit findings and significant accounting and reporting issues. The Audit Committee Charter is reviewed annually and revised as necessary to comply with all applicable laws, rules and regulations. The Charter is available on the Company's website at http://www.everestre.com.

No member of the Audit Committee may serve on the Audit Committee of more than two other public companies unless the Board has determined that such service will not affect such member's ability to serve on the Company's Audit Committee.

Based upon their significant financial experience gained in various leadership and operational roles regarding financial assessment and reporting, the Board has determined that all members of the Audit Committee are financially literate and qualify as "audit committee financial experts" as defined by SEC rules and have accounting or related financial management expertise as required by NYSE listing standards.

Audit Committee Report

The Audit Committee has reviewed and discussed with management, which has primary responsibility for the financial statements, and with PricewaterhouseCoopers LLP, the Company's independent auditors, the audited financial statements for the year ended December 31, 2018 (the "Audited Financial Statements"). In addition, the Audit Committee has discussed with PricewaterhouseCoopers LLP the matters required to be discussed by Public Company Accounting Oversight Board Auditing Standard No. 1301 "Communications with Audit Committees." The Audit Committee has received the written disclosures from PricewaterhouseCoopers LLP as required by applicable requirements of the Public Company Accounting Oversight Board regarding PricewaterhouseCoopers LLP's communications with the Audit Committee concerning independence, and has discussed with that firm its independence. The Audit Committee also has discussed with Company management and PricewaterhouseCoopers LLP such other matters and received such assurances from them as the Committee deemed appropriate. Based on the foregoing review and discussions and relying thereon, the Audit Committee recommended to the Company's Board of Directors the inclusion of the Audited Financial Statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2018.

The Audit Committee devoted substantial time in 2018 to discussing with the Company's independent auditors and internal auditors the status and operating effectiveness of the Company's internal control over financial reporting. The Audit Committee's oversight involved several meetings, both with management and with the independent auditors outside the presence of management, to monitor the preparation of management's report on the effectiveness of the Company's internal controls. The meetings reviewed in detail the standards that were established, the content of management's assessment, and the auditors' testing and evaluation of the design and operating effectiveness of the internal controls. As reported in the Company's Annual Report on Form 10-K filed March 1, 2019, the independent auditors concluded that, as of December 31, 2018, the Company maintained, in all material respects, effective internal control over financial reporting based upon the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Under its Charter and the "Audit and Non-Audit Services Pre-Approval Policy" (the "Policy"), the Audit Committee is required to pre-approve the audit and non-audit services to be performed by the independent auditors. The Policy mandates specific approval by the Audit Committee for any service that has not received a general pre-approval or that exceeds pre-approved cost levels or budgeted amounts. For both specific and general pre-approval, the Audit Committee considers whether such services are consistent with the SEC's rules on auditor independence. The Audit

Committee also considers whether the independent auditors are best positioned to provide the most effective and efficient service and whether the service might enhance the Company's ability to manage or control risk or improve audit quality. The Audit Committee is also mindful of the relationship between fees for audit and non-audit services in deciding whether to pre-approve any such services. It may determine, for each fiscal year, the appropriate ratio between the total amount of audit, audit-related and tax fees and a total amount of fees for certain permissible non-audit services classified below as "All Other Fees". All such factors are considered as a whole, and no one factor is determinative. The Audit Committee further considered whether the performance by PricewaterhouseCoopers LLP of the non-audit related services disclosed below is compatible with maintaining their independence. The Audit Committee approved all of the audit-related fees, tax fees and all other fees for 2018 and 2017.

The fees billed to the Company by PricewaterhouseCoopers LLP and its worldwide affiliates related to 2018 and 2017 are as follows:

	2018	2017
Audit Fees[1]	$ 4,799,655	$ 4,783,026
Audit-Related Fees[2]	335,800	227,594
Tax Fees[3]	177,000	1,175,479
All Other Fees[4]	20,000	21,243

(1) Audit fees include the annual audit and quarterly financial statement reviews, internal control audit (as required by the Sarbanes Oxley Act of 2002), subsidiary audits, and procedures required to be performed by the independent auditors to be able to form an opinion on the Company's consolidated financial statements. Audit fees also include statutory audits or financial audits of subsidiaries or affiliates of the Company and services associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings.

(2) Audit-related fees include assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements; accounting consultations related to accounting, financial reporting or disclosure matters not classified as "audit services"; assistance with understanding and implementing new accounting and financial reporting guidance from rulemaking authorities; financial audits of employee benefit plans; agreed-upon or expanded audit procedures related to accounting and/or billing records required to respond to or comply with financial, accounting or regulatory reporting matters and assistance with internal control reporting requirements.

(3) Tax fees include tax compliance, tax planning and tax advice and may be granted general pre-approval by the Audit Committee.

(4) All other fees are for accounting and research subscriptions.

Roger M. Singer, Chairman
John J. Amore
William F. Galtney, Jr.
John A. Graf
Gerri Losquadro
John A. Weber

Compensation Committee

The Compensation Committee exercises authority with respect to all compensation and benefits afforded all officers at the Senior Vice President level and above, the Named Executive Officers and the Company's Chief Financial Officer, Comptroller, Treasurer, Chief Internal Audit Officer, Chief Risk Officer and Secretary. The Compensation Committee also has oversight responsibilities for all of the Company's compensation and benefit programs, including administration of the Company's 2010 Stock Incentive Plan, which was amended and approved by shareholders at the 2015 Annual General Meeting (the "2010 Stock Incentive Plan") and the Executive Performance Annual Incentive Plan. The Compensation Committee adopted a Charter which is available on the Company's website at http://www.everestre.com. The Compensation Committee Charter, which is reviewed annually and revised as necessary to comply with all applicable laws, rules and regulations, provides that the Compensation Committee may form and delegate authority to subcommittees or to committees of the Company's subsidiaries when appropriate. This delegation authority was not exercised by the Compensation Committee during 2018. Additional information on the Compensation Committee's processes and procedures for consideration of executive compensation are addressed in this Proxy Statement under the heading "Compensation Discussion and Analysis".

Compensation Committee Report

Management has the primary responsibility for the Company's financial statements and reporting process, including the disclosure of executive compensation. The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this Proxy Statement and, based on this review and discussion, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.


John J. Amore, Chairman
William F. Galtney, Jr.
John A. Graf
Gerri Losquadro
Roger M. Singer
John A. Weber


Nominating and Governance Committee

The Nominating and Governance Committee is vested with the authority and responsibility to identify and recommend qualified individuals to be nominated as directors of the Company and to develop and recommend to the Board the Corporate Governance Guidelines applicable to the Company. Further, the Committee Chairman facilitates discussion of Board governance best practices in conjunction with management. The Charter is available on the Company's website at http://www.everestre.com.

Shareholder Nominations for Director

The Nominating and Governance Committee will consider a shareholder's nominee for director who is proposed in accordance with the procedures set forth in Bye-law 12 of the Company's Bye-laws, which is available on the Company's website or by mail from the Corporate Secretary's office. In accordance with this Bye-law, written notice of a shareholder's intent to make such a nomination at the 2020 Annual General Meeting of Shareholders must be received by the Secretary of the Company at the address listed below under Shareholder and Interested Party Communications with Directors, between November 13, 2019 and December 13, 2019. Such notice shall set forth the name and address, as it appears on the Register of Members, of the shareholder who intends to make the nomination; a representation that the shareholder is a holder of record of shares of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to make such nomination; the class and number of shares of the Company which are held by the shareholder; the name and address of each individual to be nominated; a description of all arrangements or understandings between the shareholder and any such nominee and any other person or persons (naming such person or persons) pursuant to which such nomination is to be made by the shareholder; such other information regarding any such nominee required to be included in a proxy statement filed pursuant to Regulation 14A under the Securities Exchange Act of 1934; and the consent of any such nominee to serve as a director, if so elected.

As with any candidate for director, the Nominating and Governance Committee will consider a shareholder candidate nominated in accordance with the procedures of Bye-law 12 based solely on his/her character, judgment, education, training, business experience and expertise. In addition to complying with independence standards of the NYSE, the SEC and the Company, candidates for director must possess the highest levels of personal and professional ethics, integrity and values and be willing to devote sufficient time to perform their Board and Committee duties. It is in the Company's best interests that the Board be comprised of individuals whose skills, experience, diversity and expertise complement those of the other Board members. The objective is to have a Board which, taken as a whole, is knowledgeable in the areas of insurance/reinsurance markets and operations, accounting (using generally accepted accounting practices and/or statutory accounting practices for insurance companies), financial management and investment, legal/regulatory and any other areas which the Board and Committee deem appropriate in light of the continuing operations of the Company and its subsidiaries. Financial services-related experience, other relevant prior service, a familiarity with national and international issues affecting the Company's operations and a diversity of background and experience are also among the relevant criteria to be considered. Following interviews, meetings and such inquiries and investigations determined to be appropriate under the circumstances, the Committee makes its director recommendations to the Board. The foregoing criteria are as specified in the Company's Corporate Governance Guidelines. As a part of the annual self-evaluation process, the Nominating and Governance Committee assesses its adherence to the Corporate Governance Guidelines.

Board Evaluation

The Board conducts an annual performance evaluation under the oversight of the Nominating and Governance Committee Chair. The evaluation process entails the use of an outside firm to conduct individual director interviews covering a wide array of topics that include, among other things, leadership, individual director assessment, training, and Board effectiveness to assist in candid discussions that identify and promote areas for improvement as well as successes. Upon completion of the individual director interviews, the third party firm summarizes the directors' assessments and individual reviews into a report that is provided to the chair of the Nominating & Governance Committee for discussion with the Board at the February meeting. The Board identifies successes and areas for improvement and establishes goals for the upcoming fiscal year.

Commitment to Environment, Social and Governance ("ESG")

Our Company and Board believe that creation of long-term value for our shareholders implicitly requires the enactment and execution of business practices and strategies that, while delivering competitive returns, also help to advance environmental and societal issues. The Company understands it has a responsibility not only to provide solutions that help our clients manage their environmental and climate change risks, but also to monitor and control our own ecological impact. Independent of the nature of our business, the Company prides itself on having an environmental and social conscience, and encourages all of our executives and employees to take an active role in this mission. The Board previously formally memorialized the oversight of the Company's ESG practices within the Nominating and Governance Committee charter.

William F. Galtney, Jr., Chairman
John J. Amore
John A. Graf
Gerri Losquadro
Roger M. Singer
John A. Weber

Code of Ethics for CEO and Senior Financial Officers

The Company's Code of Conduct includes its "Ethics Guidelines" that is intended to guide all of the Company's decisions and behavior by holding all directors, officers and employees to the highest standards of integrity. In addition to being bound by the Ethics Guidelines provisions relating to ethical conduct, conflict of interest and compliance with the law, the Company has adopted a code of ethics that applies to the Chief Executive Officer, Chief Financial Officer and Senior Financial Officers in compliance with specific regulations promulgated by the SEC. The text of the Code of Ethics for the Chief Executive Officer and Senior Financial Officers is posted on the Corporate Governance page on the Company's website at http://www.everestre.com. This document is also available in print to any shareholder who requests a copy from the Corporate Secretary at the address below. In the event the Company makes any amendment to or grants any waiver from the provisions of its Code of Ethics, the Company intends to disclose such amendment or waiver on its website within five business days.

Shareholder and Interested Party Communications with Directors

We reach out annually for feedback from our shareholders on concerns, suggestions for improvement, and to identify emerging best practices in governance and shareholder values. However, shareholders and interested parties are encouraged to communicate directly with the Board of Directors or with individual directors. All communications should be directed to the Company's Secretary at the following address and in the following manner.

Everest Re Group, Ltd. Corporate Secretary
c/o Everest Global Services, Inc.
Westgate Corporate Center
477 Martinsville Road
P.O. Box 830
Liberty Corner, New Jersey 07938-0830

Any such communication should prominently indicate on the outside of the envelope that it is intended for the Board of Directors, for the Non-Management Directors or for any individual director. Each communication addressed to an individual director and received by the Company's Secretary from shareholders or interested parties, which is related to the operation of the Company and is not solely commercial in nature, will promptly be forwarded to the specified party. Communications addressed to the "Board of Directors" or to the "Non-Management Directors" will be forwarded to the Chairman of the Nominating and Governance Committee.

COMMON SHARE OWNERSHIP BY DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the beneficial ownership of Common Shares as of March 18, 2019 by the directors of the Company, the executive officers listed in the Summary Compensation Table and by all directors and executive officers of the Company as a group. Information in this table was furnished to the Company by the respective directors and Named Executive Officers. Unless otherwise indicated in a footnote, each person listed in the table possesses sole voting power and sole dispositive power with respect to the shares shown in the table as owned by that person.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class[13]
John J. Amore	17,667[1]	*
William F. Galtney, Jr.	68,526[2]	*
John A. Graf	8,550[3]	*
Gerri Losquadro	10,267[4]	*
Roger M. Singer	13,432[5]	*
Joseph V. Taranto	339,008[6]	*
John A. Weber	13,595[7]	*
Dominic J. Addesso	100,818[8]	*
John P. Doucette	24,747[9]	*
Craig Howie	18,562[10]	*
Sanjoy Mukherjee	34,719[11]	*
Jonathan Zaffino	10,665[12]	*
All directors, nominees and executive officers as a group (12 persons)	660,556	1.4

* Less than 1%

(1) Includes 454 shares issuable upon the exercise of share options within 60 days of March 18, 2019. Also includes 3,166 restricted shares issued to Mr. Amore under the Company's 2003 Non-Employee Director Equity Compensation Plan ("2003 Directors Plan") which may not be sold or transferred until the vesting requirements are satisfied.

(2) Includes 40,750 shares owned by various family related investments in which Mr. Galtney maintains a beneficial ownership and for which he serves as the General Partner. Also includes 3,166 restricted shares issued to Mr. Galtney under the 2003 Directors Plan which may not be sold or transferred until the vesting requirements are satisfied.

(3) Includes 3,166 restricted shares issued to Mr. Graf under the 2003 Directors Plan and 343 restricted shares issued under the Company's 2009 Non Employer Director Equity Compensation Plan ("2009 Directors Plan") which may not be sold or transferred until the vesting requirements are satisfied.

(4) Includes 3,166 restricted shares issued to Ms. Losquadro under the 2003 Directors Plan which may not be sold or transferred until the vesting requirements have been satisfied.

(5) Includes 3,166 restricted shares issued to Mr. Singer under the 2003 Directors Plan which may not be sold or transferred until the vesting requirements are satisfied.

(6) Includes 8,000 shares owned by the Taranto Family Foundation in which Mr. Taranto maintains a beneficial ownership. Also, includes 3,166 restricted shares issued to Mr. Taranto under the 2003 Directors Plan which may not be sold or transferred until the vesting requirements are satisfied.

(7) Includes 6,596 shares owned through family investments in which Mr. Weber maintains a beneficial ownership. Also, includes 3,166 restricted shares issued to Mr. Weber under the 2003 Directors Plan which may not be sold or transferred until the vesting requirements are satisfied.

(8) Includes 3,080 shares owned by the Addesso Family Trust in which Mr. Addesso maintains a beneficial ownership. Also includes 31,017 restricted shares issued to Mr. Addesso under the Company's 2010 Stock Incentive Plan which may not be sold or transferred until the vesting requirements have been satisfied.

(9) Includes 8,493 restricted shares issued to Mr. Doucette under the Company's 2010 Stock Incentive Plan which may not be sold or transferred until the vesting requirements have been satisfied.

(10) Includes 5,973 restricted shares issued to Mr. Howie under the Company's 2010 Stock Incentive Plan which may not be sold or transferred until the vesting requirements have been satisfied.

(11) Includes 5,639 restricted shares issued to Mr. Mukherjee under the Company's 2010 Stock Incentive Plan which may not be sold or transferred until the vesting requirements have been satisfied.

(12) Includes 7,190 restricted shares issued to Mr. Zaffino under the Company's 2010 Stock Incentive Plan which may not be sold or transferred until the vesting requirements have been satisfied.

(13) Based on 45,821,728 total Common Shares outstanding and entitled to vote as of March 18, 2019.

PRINCIPAL BENEFICIAL OWNERS OF COMMON SHARES

To the best of the Company's knowledge, the only beneficial owners of 5% or more of the outstanding Common Shares as of December 31, 2018 are set forth below. This table is based on information provided in Schedule 13G Information Statements filed with the SEC by the parties listed in the table.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
Everest International Reinsurance, Ltd. Seon Place, 141 Front Street, 4th Floor Hamilton HM 19, Bermuda	9,719,971 [1]	19.3%
The Vanguard Group 100 Vanguard Boulevard Malvern, Pennsylvania 19355	4,344,357 [2]	10.7%
BlackRock, Inc. 55 East 52nd Street New York, New York 10055	3,382,386 [3]	8.3%
Boston Partners One Beacon Street 30th Floor Boston, Massachusetts 02108	2,486,855 [4]	6.1%
Alliance Bernstein L.P. 1345 Avenue of the Americas New York, New York 10105	2,152,832 [5]	5.3%

(1) Everest International Reinsurance, Ltd. ("International Re") a direct wholly-owned subsidiary of the Company, obtained the Company's Common Shares from Everest Preferred International Holdings ("Preferred Holdings"), a direct wholly owned subsidiary of the Company, in exchange for preferred stock issued by International Re. Preferred Holdings had obtained the Company's common shares from Everest Reinsurance Holdings Inc. in exchange for preferred stock issued by International Re. International Re had sole power to vote and direct the disposition of 9,719,971 Common Shares as of December 31, 2018. According to the Company's Bye-laws, the total voting power of any Shareholder owning more than 9.9% of the Common Shares will be reduced to 9.9% of the total voting power of the Common Shares.

(2) The Vanguard Group reports in its Schedule 13G that it has sole power to vote or direct the vote of 48,144 Common Shares, shared voting power for 14,724 Common Shares, sole dispositive power with respect to 4,282,490 Common Shares and shared dispositive power with respect to 61,867 Common Shares.

(3) BlackRock, Inc. reports in its Schedule 13G that it has sole power to vote or direct the vote of 3,012,703 Common Shares and sole dispositive power with respect to 3,382,386 Common Shares.

(4) Boston Partners reports in its Schedule 13G that it has sole power to vote or direct the vote of 2,171,399 Common Shares, shared voting power for 2,676 Common Shares, sole dispositive power with respect to 2,486,855 Common Shares and shared dispositive power with respect to no Common Shares.

(5) Alliance Bernstein L.P. reports in its Schedule 13G that it has sole power to vote or direct the vote of 1,910,511 Common Shares, shared voting power for no Common Shares, sole dispositive power with respect to 2,150,132 Common Shares and shared dispositive power with respect to 2,700 Common Shares.

DIRECTORS' COMPENSATION

Each member of the Board who is not otherwise affiliated with the Company as an employee and/or officer ("Non-Employee Director" or "Non-Management Director") was compensated in 2018 for services as a director and was also reimbursed for out-of-pocket expenses associated with each meeting attended. Each Non-Employee Director is compensated in the form of an annual retainer and a discretionary equity grant.

The Board reviews director compensation annually. In reviewing director compensation the Board considered several factors, including the need to recruit and retain quality director candidates with expertise relevant to the Company's objectives and attuned to the increased regulatory and shareholder focus on Board governance and oversight. The Board also considered the amount of time spent by directors in attending all scheduled Board and Committee meetings, preparing for meetings, communicating with management throughout the year and attending various educational seminars. Directors do not receive any additional compensation for service as a Committee chair, attending regular Board and Committee meetings or special meetings of individual Committees or the Board.

Each Non-Employee Director attended the four scheduled meetings of the Board in 2018, as well as an annual informational meeting in January to review and discuss corporate governance matters and long-term strategic plans for the Company. Moreover, because we believe that a smaller board allows for greater exchange of ideas and more focused and efficient interaction with management, each Non-Employee Director frequently participates in every meeting of the Audit, Nominating and Governance, Compensation, Underwriting and Investment Policy Committees, irrespective of whether the director is a formal appointee to such Committee or an invitee of the Committee. Our directors believe they are at their most effective when working as a collective unit in sharing ideas, offering opinions and engaging in spirited debate at all Committee and Board meetings. Finally, various Non-Employee Directors attend and report back to the Board on educational seminars relating to changes in accounting rules and FASB pronouncements, tax regulations, enterprise risk management, governance best practices, information technology and cyber security.

Each Non-Employee Director received a standard retainer of $125,000 in 2018 payable in the form of cash or Common Shares at his or her election, and equity award of 1,500 shares. Giving Non-Employee Directors an opportunity to receive their standard retainer in the form of Common Shares is intended to further align their interests with those of the Company's shareholders. The value of Common Shares issued is calculated based on the average of the highest and lowest sale prices of the Common Shares on each installment date or, if no sale is reported for that day, the preceding day for which there is a reported sale. In addition to the standard retainer, Mr. Taranto received an additional retainer payable in the form of cash pursuant to his December 31, 2013 Chairmanship Agreement, which expired under its terms and was renewed on January 1, 2017. As a non-independent Chairman of the Board, Mr. Taranto provides enhanced duties as a Board member including serving as the Board's representative in consulting with the CEO to approve share buybacks; working with the CEO and the Corporate Secretary in scheduling, preparing agendas and ensuring information flow for Board meetings; recruitment and orientation of new directors; developing and maintaining business relationships beneficial to the Company at industry conferences and events as a Board representative; and providing support, advice and counsel on any special or extraordinary projects at the request of the CEO or Board.

The table below summarizes the compensation paid by the Company to Non-Employee Directors for the fiscal year ended December 31, 2018.

2018 DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash[1]	Share Awards[2]	Option Awards[3]	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation[4]	Total
John J. Amore	$ 125,000	$ 363,585	$ —	$ —	$ —	$ 18,545	$ 507,130
William F. Galtney, Jr.	125,000	363,585	—	—	—	18,545	507,130
John A. Graf	125,000	363,585	—	—	—	18,174	506,759
Gerri Losquadro	125,000	363,585	—	—	—	18,545	507,130
Roger M. Singer	125,000	363,585	—	—	—	28,545	517,130
Joseph V. Taranto	1,625,000	363,585	—	—	—	18,545	2,007,130
John A. Weber	125,000	363,585	—	—	—	28,545	517,130

(1)   During 2018, all of the directors elected to receive their compensation in cash except for Mr. Amore, who received 541 shares in compensation for his services during 2018. Pursuant to his Chairmanship Agreement, Mr. Taranto received $1.5 million in addition to the standard annual retainer.

(2)   The amount shown is the aggregate grant date fair value of the 2018 grant computed in accordance with Financial Accounting Standards Board Statement Accounting Standards Codification Topic 718 ("FASB ASC Topic 718") calculated by multiplying the number of shares by the fair market value (the average of the high and low of the Company's stock price on the NYSE on the date of grant) ("FMV"). Each of the Non-Employee Directors was awarded 1,500 restricted shares on February 21, 2018 at FMV of $242.39. The aggregate number of restricted stock outstanding at year-end 2018 was 3,499 for all directors, except for John A. Graf who had 3,176 shares.

(3)   As of December 31, 2018, Mr. Amore has outstanding options to purchase 454 shares all of which are exercisable. This grant was awarded upon his appointment to the Board on September 19, 2012.

(4)   Dividends paid on each director's restricted shares. For Messrs. Singer and Weber, also includes $10,000 in director fees for meetings attended as directors of both Bermuda Re and International Re.

As part of prior annual outreach, several shareholders indicated that the director compensation program was not in line with that of our peer group, primarily as a consequence of the heightened performance of the Company's share price as a result of our exceptional long-term performance. While the Board's oversight directly contributed to achieving the long-term value generation for shareholders, the Board took notice of our shareholders' observations. Accordingly, for fiscal year 2018, and then again in 2019, the Board reduced the number of shares awarded to the directors to 1,500 shares and increased the annual cash retainer to $125,000. We believe that these revisions to the director compensation structure will bring total compensation per independent director more in line with our peers while preserving the Board's alignment of interest with our shareholders.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

The Company's executive compensation program is intended to align the interests of our executive officers with those of our shareholders. We stress merit-based performance awards and structure overall compensation to provide appropriate incentives to executives to optimize net earnings and to increase book value per share. For 2018, Named Executive Officers received annual awards based largely on such value-based financial performance metrics as growth in book value per share and return on equity.

Our executive compensation program is designed and endorsed by the Compensation Committee. In designing the Company's executive compensation program, the Compensation Committee endeavors to reflect the core objectives of (i) attracting and retaining a talented team of executives who will provide creative leadership and ensure success for the Company in a dynamic and competitive marketplace; (ii) supporting the execution of the Company's business strategy and the achievement of long-term financial objectives; (iii) creating long-term shareholder value; and (iv) rewarding executives for achieving financial performance surpassing that of our competitors over time.

We believe our compensation structure appropriately addresses the performance of our executive leadership team in the face of significant global catastrophe activity for a second consecutive year. The industry saw an estimated $90 billion of insured losses in 2018. There were a number of large-scale events in 2018 that contributed to an estimated $90 billion of insured losses including Hurricane Michael, Hurricane Florence, unprecedented California wildfire activity including the Camp and Woolsey wildfires, Typhoon Jebi, Typhoon Trami, Japan floods, and a significant hailstone event in Australia.

We provide our clients protection against risk and, accordingly, we expect intermittent volatility in our financial results. Our executive compensation structure is designed to align managements' interest with our shareholders by incentivizing long-term value creation rather than short-term gains through strategies designed to normalize catastrophe volatility over the long-term. In that regard, as stewards of our shareholders' capital, our portfolio management strategies seek to minimize the impact of severe events on our capital. Among other things, this is accomplished by maintaining a diversified business portfolio – spread by line and geography – and by employing a tactical approach to managing risk, including, but not limited to, utilization of third party capital to leverage opportunity and issuance of catastrophe bonds. This is an important distinction as Everest not only outperforms during periods of benign catastrophe loss activity, but also performs well during periods of significant catastrophe activity, such as those experienced in both 2017 and 2018. Thus, despite 2018 again being one of the most costly catastrophe loss years on record for a second consecutive year in a row, the Company was still able to, again, achieve positive earnings:

- Gross written premiums grew by 18% to $8.5 billion.

- The Company earned $191 million in after-tax operating income[2] representing a 2.3% after tax operating return on equity ("ROE")[3].

- The Company returned $291 million in capital to shareholders during 2018 as follows:

  - We paid quarterly dividends totaling $216 million in 2018. We also increased our quarterly dividend by 8% in the fourth quarter.

  - We returned $75 million to shareholders by repurchasing 342,179 shares of our common stock under our previously announced stock repurchase plan.

Since going public in 1995, the Company has achieved compound annual growth in dividend-adjusted book value per share of 11.4%.

---

[2] The Company generally uses after-tax operating income (loss), a non-GAAP financial measure, to evaluate its performance. After-tax operating income (loss) consists of net income (loss) excluding after-tax net realized capital gains (losses), after-tax net foreign exchange income (expense), and the tax charge related to the enactment of the Tax Cuts and Jobs Act of 2017 (TCJA). As reflected in this definition, starting in first quarter 2018, the Company adjusted operating income to exclude foreign exchange gains and losses as it believes the impact of foreign currency movements on income is not indicative of the performance of the underlying business in a particular period. Further explanation and a reconciliation of net income (loss) to after-tax operating income (loss) can be found at the back of the 10-K insert.

[3] Return on adjusted shareholders' equity excludes net after-tax unrealized appreciation (depreciation) of investments.

Everest Re Group, Ltd.
TWENTY THREE YEAR COMPARATIVE RETURN*-RE VS. S&P 500 INDEX



Source: Bloomberg as of 12/31/2018

*Including Stock Appreciation & Dividends

Everest Re total return* _over_ S&P 500:				
2013-2018	2011-2018	2008-2018	2003-2018	IPO*-2018
6 points	66 points	13 points	33 points	807 points

IPO date is 10/31/1995

GROWTH IN TOTAL VALUE CREATION ("TVC") RELATIVE TO BERMUDA PEERS



*D&P defines TVC as growth in tangible book value per share (plus accumulated cash dividends)

Thus, despite a year being dominated by significant catastrophe loss activity, the Company has continued its trend of boosting long-term value for its shareholders over time. In fact, over the last five years, Everest has distinguished itself with compound annual growth in dividend-adjusted book value per share of over 8% while generating an average operating return on equity of 10.3%.

These results reinforce a strategic vision developed by experience and ingenuity. While we are always mindful of the human and economic tolls associated with all forms of natural catastrophe losses, we are in the business of offering protection against volatility for our clients while endeavoring to create long-term value for our shareholders even during periods of extreme catastrophe activity. The fact that we have generally achieved consistent book value per share growth over time showcases our ability to manage over cycles through successful underwriting and risk management strategies grounded in an innovative culture that values sustainable performance and capital preservation. This unwavering commitment to long-term value creation for our shareholders is precisely the intent behind our compensation philosophy.

COMPENSATION PRACTICES

Compensation Practices and 2018 Say-On-Pay Vote

A primary focus of our Compensation Committee is ensuring that the Company's executive compensation program serves the best interests of our shareholders while appropriately rewarding our executive leadership for their performance and incentivizing future performance to outperform our peers. Our compensation program incorporates numerous compensation best practices that address common shareholder concerns and advance the Company's philosophy of long-term shareholder growth. Highlights include:

- No separate change-in-control ("CIC") agreement for the CEO

- CEO and all participants in the CIC Plan are subject to double-trigger provisions

- No "gross-up" payments by the Company of any "golden parachute" excise taxes upon a change-in-control

- No accelerated equity vesting in CEO's employment agreement, except in the limited circumstance of a change-in-control followed by a termination (i.e. double trigger)

- Incentive cash bonuses for all Named Executive Officers tied to specific Company financial performance metrics

- For 2018, approximately 44.1% of Named Executive Officers' long-term incentive compensation is in the form of performance share units that can only be earned upon satisfaction of specific Company financial performance metrics over a 3 year period

- Say on Pay Advisory Vote considered by shareholders annually

- Stock ownership and retention guidelines for executive vice presidents and above

The Company received a positive 93% approval of the advisory vote on "say on pay" at its 2018 Annual General Meeting. Regardless of the approval vote, our Board and its Compensation Committee conducts an annual review of the Company's compensation practices to determine whether modifications to the Company's compensation program would be in the best interest of shareholders and advance the Company's philosophy of long-term shareholder growth. In consideration of the positive advisory vote and shareholder feedback received during periodic outreach after the 2018 Annual General Meeting, the Committee did not make any significant changes to the structure of the Company's compensation program. We believe that the compensation elements and practices associated with our compensation program result in an executive compensation program that best serves the Company and its shareholders.



Total Stock Return Index is a measure of performance and is calculated as the change in share price plus reinvestment of dividends, assuming an initial investment of $100.

Source: Nasdaq/Thomson

THE COMPANY'S COMPENSATION PHILOSOPHY AND OBJECTIVES

The Company's executive compensation program is designed to attract, motivate and retain highly talented individuals whose abilities are critical to the ongoing success of the Company. In this regard, the Company's executive compensation program utilizes a dual approach. In the first instance, the program has a short-term component consisting of a base salary and a performance-based cash bonus predominantly tied to a Company financial metric. Secondly, the Compensation Committee rewards long-term performance through the use of discretionary time-based, as well as performance-based, equity awards tied to specific financial performance factors designed to closely align the interests of key executives with the longer-term interests of the Company's shareholders.

The Compensation Committee is guided by the following principles when making compensation decisions individually and collectively with respect to our executives:

- Compensation of executive officers is based on the level of job responsibility, contribution to the performance of the Company, individual performance in light of general economic and industry conditions, teamwork, resourcefulness and ability to manage our business.

- Compensation awards and levels are intended to be reasonably competitive with compensation paid by organizations of similar stature to both motivate the Company's key employees and minimize the potential for disruptive and costly key employee turnover.

- Compensation is intended to align the interests of the executive officers with those of the Company's shareholders by basing a significant part of total compensation on our executives' contributions over time to the generation of shareholder value.

Components of the Company's Compensation Program

The Compensation Committee meets each February to review and approve compensation for each Named Executive Officer including any adjustments to base salary, bonus awards and equity grants in consideration of the officer's prior fiscal year's performance as well as performance over time. In addition, from time to time, the Compensation Committee may make separate salary adjustments to Named Executive Officers during the course of the year to recognize mid-year promotions, changes in job functions and responsibilities, or other circumstances.

The components of our executive compensation program and their respective key features are shown in the table below:

Components of Executive Compensation

COMPONENT	FORM	KEY FEATURES
Base Salary	Cash	• Intended to attract and retain top talent • Generally positioned near the median of our pay level peer group, but varies with individual skills, experience, responsibilities and performance • Represents approximately 19% of CEO's total compensation for 2018
Non-Equity Incentive Compensation	Cash	• For 2018, the maximum potential bonus was tied to the Company Adjusted ROE. Final awards also consider achievement of individual non-financial goals • All Named Executive Officers ("NEOs") were selected as participants in the Executive Performance Annual Incentive Plan ("Executive Incentive Plan") for 2018 with the maximum bonus potential available for award to any participant in the Plan not to exceed $3.5 million

COMPONENT	FORM	KEY FEATURES
Non-Equity Incentive Compensation (continued)	Cash	• Performance goals established at the beginning of each fiscal year • No guaranteed minimum award • Intended to motivate annual performance with respect to key financial measures, coupled with individual performance factors • Represents approximately 20% of CEO's total compensation for 2018
Performance Share Units	Equity	• Tied to the rate of annual operating ROE and cumulative growth in book value per share relative to our peer group over a three-year period • Payouts range from 0% of target payout to 175% of target payout, depending on performance after 3 years • Intended to motivate long-term performance with respect to key financial measures and align our NEOs' interests with those of our shareholders • Represents approximately 30.5% of CEO's total compensation for 2018
Restricted Shares	Equity	• Vests at the rate of 20% per year after anniversary of grant over a five year period • Intended to motivate long-term performance, promote appropriate risk-taking, align our NEOs' interests with shareholders' interests and promote retention • Represents approximately 30.5% of CEO's total compensation for 2018

Further, as a result of the Company's continued examination of executive compensation program best practices, the Compensation Committee determined in 2018 to clarify the 2010 Stock Incentive Plan to provide that equity awards shall have a minimum vesting period of one year and to disallow share recycling. Notwithstanding these enhanced governance protocols, it has always been our practice to impose a five year vesting period on all equity awards issued to eligible employees.

As shown in the chart below, the Compensation Committee manages the pay mix for our executive officers such that a substantial portion is “at risk” compensation so as to better align the interests of our Named Executive Officers with the Company’s shareholders. Our CEO’s 2018 at risk compensation was 81% of his total compensation, and the average of all other Named Executive Officers’ at risk compensation was 65%. The amounts above and in the chart below do not include the amounts set forth in the columns labeled “Change in Pension Value and Nonqualified Deferred Compensation Earnings” and “All Other Compensation” in the Summary Compensation Table on page 68.



Chief Executive Officer "At Risk" Compensation - 81%
20%
19%
61%
Salary
Equity
Cash Incentive

Other Named Executive Officers "At Risk" Compensation - 65%
21%
35%
44%
Salary
Equity
Cash Incentive

In addition, all employees including executive officers received other compensation in the form of benefits. Such other compensation included Company-paid term life insurance, partially subsidized medical and dental plans, Company-paid disability insurance, and participation in a Company-sponsored 401(k) employee savings plan. Certain executives also participated in a Supplemental Savings Plan whose purpose is principally to restore benefits that would otherwise have been limited by U.S. benefit plan rules applicable to the 401(k) employee savings plan.

The Role of Peer Companies and Benchmarking

The Compensation Committee identified a peer group comprised of companies that are similar to us in industry and size for purposes of benchmarking and evaluating the competitiveness of our pay levels and compensation packages for our Named Executive Officers. In determining the final peer group, the Compensation Committee selected publicly traded insurers and reinsurers that directly compete with the Company for business and talent. The Compensation Committee reviews both compensation and performance at peer companies as a benchmark when setting compensation levels that it believes are commensurate with the Company's performance. Although the Committee did not set compensation components to meet specific benchmarks, such as targeting salaries "above the median" or equity compensation "at the 75th percentile" of peer companies at the outset of 2018, it did utilize the peer group compensation data in determining appropriate incentive compensation amounts relative to individual and Company performance awarded to our Named Executive Officers for the 2018 fiscal year. Further, the Committee utilized such peer group metrics in setting Named Executive Officer targets and benchmarks for the 2018 fiscal year.

For 2018, the Committee selected the following companies to serve as our pay level peer group:

Alleghany Corporation	Arch Capital Group, Ltd.	Aspen Insurance Holdings, Limited
AXIS Capital Holdings, Limited	Chubb Limited	Markel Corporation
RenaissanceRe Holdings Ltd	Validus Holdings, Ltd.[4]	W.R. Berkley Corporation
	XL Group, plc[5]	

Base Salary and Bonus Determinations

The base salaries for all executive officers are determined by the Compensation Committee, established upon hire or assignment date and reconsidered annually or as responsibilities change. In setting an executive's initial base salary, the Compensation Committee considers the executive's abilities, qualifications, accomplishments and prior experience. The Compensation Committee also considers base salaries of similarly situated executive officers in its identified peer companies when assessing competitive conditions in the industry. Subsequent adjustments to the executive's base salary in the form of annual raises or upon renewal of an employment agreement take into account the executive's prior performance, the financial performance of the Company and the executive's contribution to the Company's performance over time, as well as competitive conditions in the industry.

Incentive Based Bonus Plans

In connection with fiscal year 2018 performance, the Company awarded annual performance-based cash bonuses to the Named Executive Officers pursuant to the Executive Performance Annual Incentive Plan, which is a shareholder-approved bonus plan.

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[4] The American International Group, Inc. acquisition of Validus Holdings, Ltd. was completed in July 2018, resulting in the delisting of Validus from the NYSE.
[5] The AXA Group acquisition of XL Group, Ltd. was completed in September 2018, resulting in the delisting of XL from the NYSE.

Executive Performance Annual Incentive Plan

The Compensation Committee identifies the executive officers eligible to participate in the Executive Performance Annual Incentive Plan (the "Executive Incentive Plan"). In addition to other criteria, the Executive Incentive Plan provides that the total amount of awards granted to all participants in any one year may not exceed 10% of the Company's average annual income before taxes for the preceding five years.

Pursuant to the terms of the Executive Incentive Plan, the Compensation Committee, within 90 days after the beginning of the fiscal year, selects those executive officers of the Company and its subsidiaries who will participate in the Executive Incentive Plan for that year. The Compensation Committee sets maximum potential bonus amounts for each participant based on achievement of specific performance criteria, chosen from among the performance criteria set forth in the Executive Incentive Plan, that most closely align Company financial performance to long-term shareholder value creation. The Compensation Committee may exercise discretion and award an amount that is less than the potential maximum amount to reflect actual corporate, business unit and individual performance.

The Compensation Committee determined that the maximum potential bonus for Mr. Addesso and any participant in the Executive Incentive Plan cannot exceed $3.5 million. For Messrs. Doucette, Howie, Mukherjee and Zaffino, their maximum potential bonus is further limited to 200% of their respective base salaries, subject to the foregoing $3.5 million cap.

In addition, and subject to the foregoing maximums, the total bonus determination for a participant in 2018 is arrived at by application of two independent components based upon a 70% and 30% weighting, respectively: (1) Company financial performance criteria and (2) individual performance criteria.

For each Named Executive Officer, the Compensation Committee established full-year operating plan ROE targets for the Company as the financial performance criteria to be applied in connection with a portion of their bonus compensation. The Compensation Committee considers 70% of the potential maximum bonus eligible to be earned based on tiered Company Adjusted ROE results above and below the set operating plan ROE target. In determining that only 70% of the maximum bonus should be tied to achievement of these additional financial performance metrics, the Committee desired to preserve financial metrics as being the predominant determinant of whether a participant had earned the maximum bonus potential.

The Compensation Committee separately considers the remaining 30% of the potential maximum bonus eligible to be earned by a participant based upon successful achievement of individual non-financial goals established for each participant. Consideration of individual performance is done to acknowledge that the property and casualty (re)insurance business is a risk-based endeavor where a company's financial results in any one financial year may be impacted by exogenous factors beyond human control such as an unexpected severe hurricane season or other natural peril catastrophe activity. Implicit in such a determination is the recognition that our financial success over the long term is not dependent on any one financial year's results.

This balanced approach allows the Company to remain competitive and foster retention of successfully performing Named Executive Officers. Further, the Committee is not bound to any minimum bonus amount and retains discretion to scale the payments below the potential maximum bonus and to award no cash bonus to any Named Executive Officer.

At its February 2018 meeting, the Compensation Committee selected Messrs. Addesso, Doucette, Howie, Mukherjee and Zaffino to participate in the Executive Incentive Plan for fiscal year 2018, which tied their maximum potential bonus awards to the performance criteria as described in more detail below.

2018 INCENTIVE-BASED BONUS TARGETS AND AWARDS				
Named Executive Officer	**Target Incentive Bonus (% Base Salary)**	**Target Incentive Bonus**	**Potential Maximum Incentive Bonus**	**Actual Bonus Award**
Dominic J. Addesso (CEO)	125%	$ 1,562,500	$ 3,500,000	$ 1,300,000
John P. Doucette President and CEO of the Reinsurance Division	100%	$ 850,000	$ 1,700,000	$ 400,000
Craig W. Howie (CFO)	100%	$ 560,000	$ 1,120,000	$ 250,000
Sanjoy Mukherjee GC and CEO of Bermuda Re	100%	$ 575,000	$ 1,150,000	$ 400,000
Jonathan M. Zaffino President and CEO of the Everest Insurance® Division	100%	$ 600,000	$ 1,200,000	$ 550,000
TOTAL		$ 4,147,500	$ 8,670,000	$ 2,900,000

Long-Term Compensation Determinations

The second component of the Company's executive compensation plan is premised on a strategic view of compensation. This long-term compensation component is achieved through the 2010 Stock Incentive Plan. Awards under the 2010 Stock Incentive Plan are generally intended to reinforce management's long-term emphasis on corporate performance, provide an incentive for key executives to remain with the Company for the long term, and provide a strong incentive for employees to work to increase shareholder value by aligning employees' interests with those of the shareholders.

Equity awards may take the form of share options, share appreciation rights, restricted shares, or performance share units. Options and restricted shares are awarded on the day that they are granted by the Compensation Committee and valued as of the grant date. Options are issued with an exercise price equal to the fair market value of the Company's stock on the grant date. The Company determines fair market value by averaging the high and low market price on the grant date.

With respect to the equity award process, the CEO makes recommendations to the Compensation Committee for each eligible executive officer, and the proposed awards are discussed with and reviewed by the Compensation Committee. While the Compensation Committee takes into account management's input on award recommendations, all final determinations are in the subjective judgment and discretion of the Compensation Committee. In determining the final award amounts, the Compensation Committee reviews each recipient's demonstrated past and expected future individual performance as well as his/her contribution to the financial performance of the Company over time, the recipient's level of responsibility within the Company, his/her ability to affect shareholder value, and the value of past share awards. Finally, the Compensation Committee also considers the value of equity awards granted to similarly situated executive officers by our pay level peer group in order to ensure a competitively attractive overall compensation package.

Equity grants are made at the Compensation Committee's February meeting. There is no plan or practice to grant equity awards in coordination with the release of material non-public information. Additionally, the Company's Ethics Guidelines and Insider Trading Policy prohibit our executive officers, directors and other employees from trading in options in the Company's shares. Prohibited options include options awarded under the 2010 Stock Incentive Plan, as well as any expired stock incentive plans, "put" options and "call" options. The Company's anti-hedging policy prohibits its officers, directors or other employees from engaging in transactions geared toward "shorting" the Company's stock or trading in straddles, equity swaps or other derivative securities that are directly linked to the Company's common shares. The Board has adopted stock ownership and retention guidelines for all senior officers with the title of Executive Vice President or above, in order to further align the personal interests of these executives with those of our shareholders.

Time-Vested Share Awards

We believe that restricted shares, share options and performance share unit awards encourage employee retention and reward consistent long-term shareholder value creation, because such awards vest over a five year period at the rate of 20% per year and are generally forfeited if the recipient leaves the Company before vesting. Furthermore, the expiration of share options ten years after they are granted is designed to encourage recipients to work towards maximizing the Company's growth over the long-term and not simply cater to short-term profits.

Performance Share Units

The Compensation Committee grants annual performance-based equity awards to Named Executive Officers in the form of performance share units ("PSU") that can only be earned upon the achievement of certain Company financial metrics measured over a three-year performance period. At fiscal year-end 2018, we completed the third and final year of the PSU performance period for our 2016 awards, the second year of the PSU performance period for our 2017 awards, and the first year of the PSU performance period for our 2018 awards. For the 2016, 2017 and 2018 PSU, the performance periods are January 1, 2016 through December 31, 2018, January 1, 2017 through December 31, 2019, and January 1, 2018 through December 31, 2020, respectively.

Each PSU gives the participant the right to receive up to 1.75 shares upon settlement at the end of the three-year performance period based upon satisfaction of certain financial performance targets. The shares represented by the PSU may only be earned upon the satisfactory achievement of two financial performance metrics, each weighted 50%: cumulative Book Value Per Share ("BVPS") growth and Operating Return on Equity.

The Compensation Committee elected to use BVPS as one of the financial metrics for the PSU because this metric correlates with long-term shareholder value. Book Value Per Share is defined as the book value of a share as determined under GAAP, adjusted for dividends paid to shareholders during the performance period.

Operating Return on Equity ("ROE"), for purposes of performance share unit awards, is defined as operating income divided by average adjusted shareholders' equity. In setting the target metric for the 2018 performance year, operating income equals net income/(loss) attributable to the Company and excluding after-tax net realized capital gains/(losses). Average adjusted shareholders' equity equals the average of beginning-of-period and end-of-period shareholders' equity, excluding the after-tax net unrealized appreciation/(depreciation) on investments recorded in accumulated other comprehensive income. The Compensation Committee selected ROE as one of the financial metrics for the PSU because this metric correlates closely with shareholder value over both intermediate and longer-term periods and is a widely-used financial metric in the insurance and reinsurance industry for assessing company performance. The tables below set forth the 2016, 2017 and 2018 PSU target awards for each NEO and performance measures:

	NAMED EXECUTIVE OFFICERS				
Target Award	Dominic Addesso	John Doucette	Craig Howie	Sanjoy Mukherjee	Jonathan Zaffino
2016 PSU	6,455	1,485	1,140	1,080	970
2017 PSU	6,410	1,285	930	880	855
2018 PSU	6,190	1,825	925	1,140	995

2016 PSU TARGET MEASURES

	Weight	Performance Year	Target ROE	Award Multiplier			
				0%	25%	100%	175%
Operating ROE	50.0%						
		2016	10.5%	<3.5%	3.5%	10.5%	>=16.5%
		2017	10%	<3%	3%	10%	>=15%
		2018	11%	<4%	4%	11%	>=16%

	Weight	Performance Period	Target	Award Multiplier			
				0.0%	25%	100%	175%
3Yr Relative Change in BVPS to Peers	50.0%	2016 - 2018	Median	<26th %tile	26th %tile	Median	>=75th %tile

2017 PSU TARGET MEASURES

	Weight	Performance Year	Target ROE	Award Multiplier			
				0%	25%	100%	175%
Operating ROE	50.0%						
		2017	10%	<3%	3%	10%	>=15%
		2018	11%	<4%	4%	11%	>=16%

	Weight	Performance Period	Target	Award Multiplier			
				0.0%	25%	100%	175%
3Yr Relative Change in BVPS to Peers	50.0%	2017 - 2019	Median	<26th %tile	26th %tile	Median	>=75th %tile

2018 PSU TARGET MEASURES

	Weight	Performance Year	Target ROE	Award Multiplier			
				0%	25%	100%	175%
Operating ROE	50.0%						
		2018	11%	<4%	4%	11%	>=16%

	Weight	Performance Period	Target	Award Multiplier			
				0.0%	25%	100%	175%
3Yr Relative Change in BVPS to Peers	50.0%	2018 - 2020	Median	<26th %tile	26th %tile	Median	>=75th %tile

As displayed above, the portions of the 2016, 2017 and 2018 PSU grants that are subject to the ROE financial metric (50% of the total target award) are eligible to be earned annually in one-third tranches over the three-year performance period based upon target ROE figures determined by the Committee annually. In setting the 2018 ROE target, the Committee considered the Company's 2018 operating business plan reflecting management's view of market conditions, modeled expected results, business mix and product diversification.

For the 2018 annual performance period, the Committee set a target ROE of 11% with one-third of the Named Executive Officers' 2016, 2017 and 2018 PSU eligible to be earned as measured by the Company's full year performance from January 1, 2018 through December 31, 2018. Earn-outs between the performance levels are determined by straight-line interpolation.

The tables below set forth the amount of 2016, 2017 and 2018 PSU eligible to be earned to date by each NEO based upon ROE. The earn-out reflects the percentage of the total target award that can be earned in any one performance period which, as noted above, is one third of 50% (i.e. 16.7%) of the NEO's total PSU target award. The amount of shares actually earned is calculated by applying the target award multiplier based upon the Company's full year performance:

2016 PSU Grant

OPERATING ROE				Dominic Addesso	John Doucette	Craig Howie	Sanjoy Mukherjee	Jonathan Zaffino
				Target Award	Target Award	Target Award	Target Award	Target Award
				6,455	1,485	1,140	1,080	970
	Target	Actual[6]	Earn Out %	Target Multiplier	Earned PSU	Earned PSU	Earned PSU	Earned PSU	Earned PSU
2016 Period	10.5%	12.8%	16.7%	128.8%	1,389	320	246	233	209
2017 Period	10%	4.6%	16.7%	42.1%	454	105	81	77	69
2018 Period	11%	2.3%	16.7%	0%	0	0	0	0	0

2017 PSU Grant

OPERATING ROE				Dominic Addesso	John Doucette	Craig Howie	Sanjoy Mukherjee	Jonathan Zaffino
				Target Award	Target Award	Target Award	Target Award	Target Award
				6,410	1,285	930	880	855
	Target	Actual[7]	Earn Out %	Target Multiplier	Earned PSU	Earned PSU	Earned PSU	Earned PSU	Earned PSU
2017 Period	10%	4.6%	16.7%	42.1%	451	91	66	62	61
2018 Period	11%	2.3%	16.7%	0%	0	0	0	0	0

2018 PSU Grant

OPERATING ROE				Dominic Addesso	John Doucette	Craig Howie	Sanjoy Mukherjee	Jonathan Zaffino
				Target Award	Target Award	Target Award	Target Award	Target Award
				6,190	1,825	925	1,140	995
	Target	Actual	Earn Out %	Target Multiplier	Earned PSU	Earned PSU	Earned PSU	Earned PSU	Earned PSU
2018 Period	11%	2.3%	16.7%	0%	0	0	0	0	0

All earned shares resulting from achievement of the metrics are delivered to the participant upon the Committee's confirmation of the final earned amounts at the end of each of the 2016, 2017 and 2018 PSU respective three-year performance periods.

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[6] As previously noted, starting in first quarter 2018, the Company adjusted operating income calculations to exclude foreign gains and losses, which is reflected in the 2018 period actual ROE calculation of 2.3%. Had this foreign exchange adjustment also been reflected for purposes of PSU calculations in 2016 and 2017 in this table, then the actual ROE would have been increased from 12.8% to 12.9% for 2016, and from 4.6% to 5.1% in 2017, respectively.

[7] As stated above, starting in first quarter 2018, the Company adjusted operating income calculations to exclude foreign gains and losses, which is reflected in the 2018 period actual ROE calculation of 2.3%. Had this foreign exchange adjustment also been reflected for purposes of PSU calculations in 2017 in this table, then the actual ROE would have been increased from 4.6% to 5.1% in 2017.

The PSU subject to the BVPS growth metric and eligible to be earned based upon the relative BVPS growth are benchmarked against a selected peer group, as measured cumulatively from January 1, 2016 through December 31, 2018 for the 2016 PSU, January 1, 2017 through December 31, 2019 for the 2017 PSU, and January 1, 2018 through December 31, 2020 for the 2018 PSU. For the 2018 PSU awards, the Committee determined that the following companies shall serve as the peer group for purposes of determining the BVPS growth achievement:

Alleghany Corporation	Arch Capital Group, Ltd.	Aspen Insurance Holdings, Limited
AXIS Capital Holdings, Limited	Chubb Limited	Markel Corporation
RenaissanceRe Holdings Ltd	Validus Holdings, Ltd.[8]	W.R. Berkley Corporation
	XL Group, plc[9]	

Companies that are no longer listed on a public exchange (e.g. due to acquisition or merger) during the measurement periods are omitted from the cumulative relative BVPS growth benchmarking from inception of the measurement periods.

Earn-outs between target levels for PSU subject to the BVPS growth metric are also determined by straight-line interpolation, and will be certified by the Committee for eligibility at the end of the 2016, 2017 and 2018 PSU three-year performance periods (on or before March 15, 2020, and March 15, 2021, respectively, with respect to the 2017 and 2018 PSU).

For the 2016 PSU, the BVPS growth metrics determined by the Committee in February 2019 are as follows:

2016 PSU (BVPS)			Dominic Addesso	John Doucette	Craig Howie	Sanjoy Mukherjee	Jonathan Zaffino
			Target Award	Target Award	Target Award	Target Award	Target Award
			6,455	1,485	1,140	1,080	970
	Weight	Award Multiplier	Earned PSU	Earned PSU	Earned PSU	Earned PSU	Earned PSU
2016-2018 Period	50.0%	139%	4,487	1,033	793	751	675

As a result, the total 2016 PSU earned, taking into account satisfactory achievement of the two financial performance metrics, each weighted 50%, is as follows:

	Dominic Addesso	John Doucette	Craig Howie	Sanjoy Mukherjee	Jonathan Zaffino
2016 PSU Target Award	6,455	1,485	1,140	1,080	970
Total 2016 Operating ROE PSU Earned	1,843	425	327	310	278
Total 2016 BVPS PSU Earned	4,487	1,033	793	751	675
Total PSU Earned	**6,330**	**1,458**	**1,120**	**1,061**	**953**

PSU shares not earned because of failure to achieve the set metrics are forfeited. All earned shares resulting from achievement of the metrics are delivered to the participant upon confirmation by the Committee of the final earned amounts at the end of the PSU three-year performance period.

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[8] The American International Group, Inc. acquisition of Validus Holdings, Ltd. was completed in July 2018, resulting in the delisting of Validus from the New York Stock Exchange.
[9] The AXA Group acquisition of XL Group, Ltd. was completed in September 2018, resulting in the delisting of XL from the New York Stock Exchange.

Named Executive Officer Compensation

The final amounts and factors considered by the Compensation Committee in making its decisions with regard to the 2018 performance year for each Named Executive Officer are described more fully below. Although the Compensation Committee establishes certain Company performance metrics, targets and ceilings on cash bonuses for each Named Executive Officer, the Compensation Committee feels that an effective compensation program must be linked to the Company's performance and value generated for shareholders over the long term. In this regard, performance-measuring metrics are limited to those measurements that are deemed especially important to creating shareholder value, while retaining the flexibility to also make awards based on subjective criteria.

The Compensation Committee's philosophy is to encourage management to act in the best interests of the Company and our shareholders even when such actions may temporarily reduce short-term profitability, for example:

- investments in our business in the form of human capital and intellectual resources;

- reserving methodologies and reserve positions;

- diversification of risk within our insurance and reinsurance portfolios;

- capital management strategies;

- long-term strategic growth initiatives; and

- creativity in the development of new products.

Furthermore, the Committee recognizes that the (re)insurance industry is cyclical and often volatile and susceptible to uncontrollable exogenous factors beyond human control. Consequently, although the Compensation Committee places greater weight on financial performance factors and targets when evaluating an individual executive's performance, it also identifies certain non-financial goals tailored to an individual's role and responsibilities when assessing the overall performance of Named Executive Officers.

Company Financial Performance Assessment

The Compensation Committee assesses the financial performance of the Company in the context of the business environment in which it operates, the performance of competitors with reasonably comparable operations and against management's operating business plan for the period under review. The Compensation Committee also considers management's decisions and strategies deployed in positioning the Company for future growth and profitability. Our compensation program is designed to reward executive officers for developing and achieving a business strategy that emphasizes creation of longer-term shareholder value.

The Compensation Committee attaches significant importance to our executives' ability to generate shareholder value over time by achieving an attractive increase in dividend-adjusted book value per common share and in the achievement of returns that provide an attractive compound growth rate in shareholder return. Through fiscal year 2018, the Company has generated compound annual growth rate of over 11% per year since going public in 1995, and achieved total return over the S&P 500 of 807 points.



This attractive long-term performance has been achieved during a period of significant natural catastrophe activity, a protracted period of very low interest rates as well as repeated periods of soft market conditions. Our compensation practices over that time period correlate to that performance.

Individual Performance Assessment Factors

In evaluating individual performance, the Compensation Committee subjectively considers the following qualitative individual factors:

- executive officer's performance against individual goals;
- individual effort in achieving company goals;
- effectiveness in fostering and working within a team-oriented approach;
- creativity, demonstrated leadership traits and future potential;
- level of experience;
- areas of responsibility; and
- total compensation relative to the executive's internal peers.

No single individual performance factor is given materially more weight than another, although all are considered in the context of an executive's overall performance. Rather, these factors are representative of the qualities that we believe make an effective executive.

Summary of Direct Compensation Awarded in 2019

The cash and equity compensation components for each Named Executive Officer relating to fiscal year 2018 performance are highlighted in the table below. This table is provided to better assist shareholders in understanding the Compensation Committee's specific decisions on individual performance based compensation relating to the 2018 fiscal year, exclusive of any benefits or pension or retirement related deferred compensation that is not performance related. This table differs from the SEC disclosure rules reflected in the "Summary Compensation Table" primarily by disclosing equity awards granted at the Board's February 2019 meeting.

Name	Title/ Business Unit	Annual Base Salary	Annual Cash Bonus	Annual Time-Vested Equity Award	Annual Performance-Based Equity Award	Total Direct Compensation
Dominic J. Addesso	CEO and President	$ 1,250,000	$ 1,300,000	$ 2,000,000	$ 2,000,000	$ 6,550,000
John P. Doucette	Executive Vice President and President and CEO of the Reinsurance Division	850,000	400,000	663,000	442,000	2,355,000
Craig Howie	Executive Vice President and Chief Financial Officer	560,000	250,000	448,000	224,000	1,482,000
Sanjoy Mukherjee	Executive Vice President and General Counsel, Secretary and Managing Director and CEO of Bermuda Re	575,000	400,000	432,000	288,000	1,695,000
Jonathan Zaffino	Executive Vice President and President and CEO of the Everest Insurance® Division	600,000	550,000	560,300	279,700	1,990,000

Incentive Cash Bonus

As previously stated, all the NEOs were selected to participate in the Executive Incentive Plan for fiscal year 2018. Under the Executive Incentive Plan, total bonus determination for a participant is arrived at by application of two independent components based upon a 70% and 30% weighting, respectively: (1) Company financial performance criteria, and (2) individual performance criteria. For 2018, the Compensation Committee adopted the 2018 operating plan ROE as the target financial performance metric.

In setting the ROE financial performance criteria for the non-equity incentive compensation, the Compensation Committee determined that the targets were fair yet demanding in consideration of:

- the 2018 operating plan,

- the average operating return on equity achieved over several market cycles,

- the average operating return on equity among the Company peer group, and

- the fact that the Company operates in an increasingly competitive and challenging market cycle, highlighted by non-traditional capital providers and a historically low interest rate environment.

In measuring the NEOs' performance against the target operating plan ROE, the Compensation Committee calculates an Adjusted ROE. For purposes of this calculation, the Committee employs a formulaic approach to more accurately reflect a normalized catastrophe risk management measure over time and evaluate the management's risk mitigation strategies. The formula adjusts actual operating ROE by limiting catastrophe activity to 50% of anticipated catastrophe losses in the annual operating plan and 50% of actual catastrophe losses for the current fiscal year. Our annual operating plan assumes a "normalized" level of natural catastrophe losses as derived from a 10,000 year simulation of potential modeled events. Such a "normalized" catastrophe loss level translates to a net after-tax operating ROE that can range widely from low single digit to mid-teens return for a given year based on such competitive market factors as interest rate changes, business mix, market capacity and the impact of alternative capital. Utilizing an adjusted catastrophe loss load in any one year will reflect, over the long term, the performance of the portfolio relative to expected and does not overly benefit compensation during benign years of catastrophe activity nor unduly penalize during extreme years. This method contemplates the fact that due to the nature of catastrophe events any one year has inherent volatility and that the catastrophe load used in setting targets is an average annualized amount expected over the long term. Consequently, over time the long term performance of the portfolio relative to expected will be reflected in the calculation of incentive compensation.

Mr. Addesso's Annual Cash Incentive Goals and Compensation

Mr. Addesso served as the Company's President and CEO in 2018, with a base salary of $1.25 million. For the 2018 fiscal year, the Compensation Committee established the following separate financial and individual performance-based criteria for purposes of establishing the bonus award amount for Mr. Addesso under the Executive Incentive Plan.

Financial Performance Goal

Performance Level	Financial Performance Measure (ROE)	Potential Maximum Bonus
Maximum	>=16%	$3.5 million
Target	11%	125% of Base Salary
Threshold	4%	50% of Base Salary
Below Threshold	<4%	Zero

As described above under the section entitled "Executive Performance Annual Incentive Plan", the Compensation Committee considers 70% of Mr. Addesso's potential maximum bonus to be independently determined based on the above tiered Company ROE results above and below a set target. After comparing the Company's 2018 fiscal year results to the performance measures established for Mr. Addesso, the Compensation Committee concluded that based on the Adjusted ROE of 7.5%, Mr. Addesso's maximum potential cash bonus as compared to target, was $765,625.

Performance Measure	2018 Plan ROE (Target)	2018 Adjusted ROE	Percentage of Base Salary Maximum Bonus	Resulting Maximum Bonus Potential
Operating ROE	11%	7.5%	70%	$ 765,625

The Compensation Committee separately considered the 30% portion of the maximum bonus eligible to be earned based upon successful achievement of individual non-financial goals.

Non-Financial Performance Measure	Maximum Bonus Potential
30% of 350% Base Salary Bonus Maximum	$ 1,312,500

Mr. Addesso's total resulting maximum potential cash bonus in consideration of both the financial and non-financial performance measures was as follows.

Performance Measure	2018 Plan ROE (Target)	2018 Adjusted ROE	Resulting Maximum Bonus Potential
Operating ROE	11%	7.5%	$ 765,625
Non-Financial			$ 1,312,500
Total Potential Cash Bonus			$ 2,078,125

In determining the final bonus and equity award, the Compensation Committee took note of the Company's strong risk management strategy under Mr. Addesso's guidance in conjunction with his execution of responsibilities as CEO. The Committee gives particular consideration to Mr. Addesso's strategic initiatives to enhance diversity throughout the Company and its worldwide affiliates.

In awarding Mr. Addesso a cash bonus of $1,300,000, the Compensation Committee recognized Mr. Addesso's leadership and guidance in managing the Company's potential maximum loss exposure and protecting our capital base by employing intelligent capital protection measures against unplanned and outsized natural perils and deploying a strategic vision emphasizing diversification of our business portfolio. The Committee further noted Mr. Addesso's leadership in maintaining an industry leading 5.4% expense ratio while significantly investing in and expanding the Company's insurance operations. Such strategies contributed to the Company's positive financial results in a year of historic natural catastrophe losses incurred by the industry. The Compensation Committee further considered Mr. Addesso's success in achieving his individual non-financial goals in awarding restricted share awards valued at $2,000,000, and 2019 PSU award target valued at $2,000,000:

Accomplishments
Demonstrated leadership as CEO including active oversight of the Company's day-to-day operations across all business segments
Oversaw continued expansion of the Company's insurance operations executive team and diversification of business lines and growth
Successfully managed the Company's natural peril catastrophe exposure within the Board's Risk Appetite Statement
Oversaw overall strategy to diversify risk portfolio and incorporate new products
Oversaw development and implementation of succession plan process at senior executive level for the Company and the Company's affiliates
Achieved annual budget objectives and oversaw coordination of all business units in putting together the 2018 operating plan
Continued to build relationships with the Company's long-term shareholders
Maintained professional relationships with Company's regulators and rating agencies
Oversaw continued modernization of Company's information technology systems and improvements in underwriting analytics and business processes
Oversaw investment portfolio and provided guidance on executing on an investment strategy that returned above benchmark yield

Other Named Executive Officers' Annual Cash Incentive Goals and Compensation

For the 2018 fiscal year, the Compensation Committee established the following separate financial and individual performance-based criteria for purposes of establishing the incentive cash bonus award amount for all NEOs other than Mr. Addesso under the Executive Incentive Plan.

Performance Level	Financial Performance Measure(ROE)	Potential Maximum Bonus	JOHN DOUCETTE	CRAIG HOWIE	SANJOY MUKHERJEE	JONATHAN ZAFFINO
Maximum	>=16%	200% Base Salary	$ 1,700,000	$ 1,120,000	$ 1,150,000	$ 1,200,000
Target	11%	100% Base Salary	$ 850,000	$ 560,000	$ 575,000	$ 600,000
Threshold	4%	25% Base Salary	$ 212,500	$ 140,000	$ 143,750	$ 150,000
Below Threshold	<4%	Zero	$ 0	$ 0	$ 0	$ 0

The Compensation Committee considers 70% of each NEO's potential maximum bonus to be independently determined based on the above tiered Company ROE results. After comparing the Company's 2018 fiscal year results to the performance measures established, the Compensation Committee concluded that based on the Adjusted ROE of 7.5%, each NEO's maximum potential cash bonus in consideration of the financial performance goal was as shown in the table below:

Financial Performance Measure (ROE)	2018 Plan ROE (Target)	2018 Adjusted ROE	JOHN DOUCETTE Resulting Maximum Bonus Potential	CRAIG HOWIE Resulting Maximum Bonus Potential	SANJOY MUKHERJEE Resulting Maximum Bonus Potential	JONATHAN ZAFFINO Resulting Maximum Bonus Potential
70.0%	11%	7.5%	$371,875	$245,000	$251,563	$262,500

The Compensation Committee separately considered the 30% portion of the maximum bonus eligible to be earned based upon successful achievement of individual non-financial goals:

Non-Financial Performance Measure	JOHN DOUCETTE	CRAIG HOWIE	SANJOY MUKHERJEE	JONATHAN ZAFFINO
30% of 200% Base Salary Bonus Maximum	$510,000	$336,000	$345,000	$360,000

The NEOs total resulting maximum cash bonus in consideration of both the financial and non-financial performance measures was as follows:

Performance Measure	2018 Plan ROE (Target)	2018 Adjusted ROE	JOHN DOUCETTE Resulting Maximum Bonus Potential	CRAIG HOWIE Resulting Maximum Bonus Potential	SANJOY MUKHERJEE Resulting Maximum Bonus Potential	JONATHAN ZAFFINO Resulting Maximum Bonus Potential
Operating ROE	11%	7.5%	$371,875	$245,000	$251,563	$262,500
Non-Financial			$510,000	$336,000	$345,000	$360,000
Total Maximum Bonus			$881,875	$581,000	$596,563	$622,500

Mr. Doucette's Compensation

Mr. Doucette served as the Company's President & CEO of Reinsurance Division in 2018, with a base salary of $850,000. In awarding Mr. Doucette a cash bonus of $400,000, the Compensation Committee recognized Mr. Doucette's leadership in promulgating risk management across the reinsurance portfolio by executing on a strategy maintaining a diversified business portfolio, spread by line and geography, and effectively managing risk through the utilization of third party capital. The Committee further noted Mr. Doucette's successful execution of a hedging strategy designed to protect the Company's capital against the catastrophe losses incurred by the industry. The Compensation Committee also considered Mr. Doucette's success in achieving his individual non-financial goals in awarding restricted share awards valued at $663,000, and 2019 PSU award target valued at $442,000:

Accomplishments
Demonstrated leadership in leading the Company's worldwide reinsurance underwriting and claim teams and philosophies resulting in respectable reinsurance underwriting results for 2018 in the face of unprecedented catastrophe losses
Demonstrated leadership in identifying, developing and marketing new product opportunities and distribution strategies resulting in increased underwriting margin
Continued strategic utilization of Mt. Logan Re to address competitive pressures of alternative reinsurance capital markets in traditional reinsurance space
Managed aggressive renewal strategy post-2017 catastrophe losses resulting in reduced property lines with improved expected margin for the 2018 property book
Proactive leadership in technology advances resulting in analytic and business process improvements

Mr. Howie's Compensation

Mr. Howie served as the Company's CFO in 2018 with a base salary of $560,000. In awarding Mr. Howie a cash bonus of $250,000, the Compensation Committee recognized Mr. Howie's leadership in managing the financial functions of the Company including financial reporting, accounting, budgeting & tax planning and expense management. The Compensation Committee also considered Mr. Howie's success in achieving his individual non-financial goals in awarding restricted share awards valued at $448,000, and 2019 PSU award target valued at $224,000:

Accomplishments
Demonstrated leadership in overseeing and managing the Company's Accounting and Financial reporting, Comptroller's, Tax, Actuarial and Treasury departments
Participate in analysis of M&A and new business opportunities
Demonstrated leadership on the reserving committee and his open and frank discussions with the Board regarding the Company's reserving practice
Provide leadership in investor relations
Managed the Company's operating capital and advised the CEO and Board on share buyback opportunities
Active in Mt. Logan board leading to successful oversight and implementation of Mt. Logan operation improvements
Improved actuarial reserving processes
Successful interfacing with the Company's ratings agencies and independent auditors

Mr. Mukherjee's Compensation

Mr. Mukherjee served as the Company's General Counsel, Chief Compliance Officer and Corporate Secretary as well as CEO and Managing Director of Bermuda Re in 2018, with a base salary of $575,000. In awarding Mr. Mukherjee a cash bonus of $400,000, the Compensation Committee recognized Mr. Mukherjee's leadership in implementing a strategy of product diversification by line of business and geography and utilization of third party capital as a hedge against outsized natural peril catastrophe events. The Compensation Committee also considered Mr. Mukherjee's success in achieving his individual non-financial goals encompassing his multi-faceted role as the Company's General Counsel and CEO of Bermuda Re in awarding restricted share awards valued at $432,000, 2019 PSU award target valued at $288,000, as well as increasing his base salary for 2019 to $600,000:

Accomplishments
Demonstrated leadership in serving two full time executive roles within the Company: CEO of Bermuda Re and the Company's General Counsel, Chief Compliance Officer and Secretary
Demonstrated leadership as General Counsel of the Group overseeing and managing the Company's Law Department and providing competent legal advice to the CEO, CFO and Board of Directors
Active in Mt. Logan board (as Chairman) leading to operational and strategic improvements
Participation in strategic direction of insurance operation expansion and successful identification and satisfaction of legal and regulatory compliance requirements
Participation in development of strategic direction and overseeing successful execution of regulatory, contractual and legal requirements for the Company's Lloyd's syndicate
Conducting considerable research, analysis and outreach with shareholders and proxy advisors resulting in Board governance recommendations and improvements
Significant participation in creation of new legal entities within the Company consistent with expansion objectives and aggressive timelines
Overseeing the Company's worldwide disputes and litigations
Providing competent advice and counsel on alternative expansion strategies and identify most cost-efficient corporate governance solutions to meet rapid product and business expansion goals
Overseeing legal aspects of enterprise risk management
Demonstrated leadership as CEO of Bermuda Re including active oversight of Bermuda Re's property and casualty risk portfolio and day-to-day operations
Provided underwriting leadership in restructuring the Bermuda Re property & casualty portfolio post-2017 catastrophe losses resulting in reduced property lines with improved margins and enhanced diversification across several lines of business
Recruitment of underwriting, actuarial and financial support teams with diverse skillsets, and expanded succession planning and leadership depth within Bermuda Re

Mr. Zaffino's Compensation

Mr. Zaffino served as the President & CEO of the Insurance Division in 2018, with a base salary of $600,000. In awarding Mr. Zaffino a cash bonus of $550,000, the Compensation Committee recognized Mr. Zaffino's leadership in strategically protecting the Company's capital against the historic catastrophe losses incurred by the industry while helping to steer the Insurance Division to its first underwriting profit since 2006. The Compensation Committee also considered Mr. Zaffino's success in achieving his individual non-financial goals in awarding restricted share awards valued at $560,300, 2019 PSU award target valued at $279,700, as well as increasing his base salary for 2019 to $700,000:

Accomplishments
Demonstrated leadership in overseeing and managing the expansion of the Company's North America insurance operations
Development of insurance underwriting guidelines for new products
Oversaw significant enhancements to insurance operation platform
Effective leadership in identifying, developing and marketing new product opportunities and distribution strategies
Participates in evaluation of M&A opportunities
Improved the financial performance of the insurance operations
Implemented new product offerings and diversified the product mix
Recruitment of strong additions to the North America insurance leadership team
Developing strategic alliances with key clients and insurtech partners to enhance operational, distribution and system efficiencies across product lines

Other Forms of Compensation

Apart from the salary, bonus and long-term compensation components discussed above, all employees including executive officers receive other forms of compensation from the Company. That compensation includes Company-paid term life insurance, partially subsidized medical and dental plan, Company-paid disability insurance, and participation in a Company-sponsored 401(k) employee savings plan. Certain executives also participate in a Supplemental Savings Plan.

Clawback Policy

The Company has a clawback policy covering current and former employees, including Named Executive Officers. The policy provides for forfeiture and repayment of any incentive-based compensation (including vested and unvested equity awards) granted or paid to an individual during the period in which he or she engaged in material willful misconduct, including but not limited to fraudulent misconduct. The policy also requires the repayment and termination of payments and benefits provided to such individual pursuant to any severance or similar agreement.

Perquisites and Other Benefits

When deemed appropriate, the Company provides Named Executive Officers with perquisites and other personal benefits that are reasonable and consistent with the overall compensation plan and the philosophy of attracting and retaining key employees. The Compensation Committee periodically reviews these awards of perquisites and other benefits.

The only perquisites approved by the Company for 2018 were Mr. Mukherjee's housing allowance of $140,000 while residing in Bermuda and use of a Company car while in Bermuda at a cost of $2,749 in insurance and license fees.

Tax and Accounting Implications

Section 162(m) of the Code limits the deductibility of annual compensation in excess of $1 million paid to "covered employees" of the Company, unless the compensation satisfied an exception, such as the exception for performance-based compensation. Performance-based compensation generally includes only payments that are contingent on achievement of performance objectives, and excludes fixed or guaranteed payments. On December 22, 2017, the Tax Cuts and Jobs Act (the Act) was enacted, which, among other things, repealed the performance-based compensation exception and expanded the definition of covered employee. The changes to Section 162(m) are effective for taxable years beginning after December 31, 2017. The Act includes a transition rule so that these changes do not apply to compensation paid pursuant to a "binding written contract" that was in effect on November 2, 2017 and that was not materially modified on or after such date.

Because of the performance-based compensation exception repeal, amounts paid pursuant to a contract effective after November 2, 2017 will not be deductible as performance-based compensation, and the Compensation Committee will not need to consider the requirements of the performance-based compensation exception when considering the design of any such future contracts as part of our compensation program. For amounts paid under contracts in effect on November 2, 2017 that were intended to constitute performance-based compensation, the Compensation Committee will continue to consider the performance-based compensation exception when making determinations of performance under those contracts.

The Act also expands the definition of covered employee. For 2017, our covered employees included the CEO and other named executive officers (but not the chief financial officer) who were executive officers as of the last day of our fiscal year. For 2018 and after, our covered employees will generally include anyone who (i) was the CEO or chief financial officer at any time during the year, (ii) was one of the other named executive officers who was an executive officer as of the last day of the fiscal year, and (iii) was a covered employee for any previous year after 2016.

As with prior years, although the Compensation Committee will consider deductibility under Section 162(m) with respect to the compensation arrangements for executive officers, deductibility will not be the sole factor used in determining appropriate levels or methods of compensation. The Compensation Committee considers many factors when designing its compensation arrangements in addition to the deductibility of the compensation, and maintains the flexibility to grant awards or pay compensation amounts that are non-deductible if they believe it is in the best interest of our Company and our shareholders.

It is the Compensation Committee's objective to have its U.S. tax-paying executives not be subject to penalties under Code Section 409A ("§409A"). Accordingly, all applicable compensation and benefit programs have been amended and are administered in accordance with §409A.

The foregoing provides a general overview of the Company's philosophy on executive compensation. The tables contained in the subsequent sections attribute specific dollar values to the various aspects of executive compensation previously discussed.

COMPENSATION OF EXECUTIVE OFFICERS

The following table sets forth compensation paid or accrued to the Company's Named Executive Officers who served during fiscal year 2018 (collectively, the "Named Executive Officers or NEOs"). The principal position listed under the name of each officer is as of December 31, 2018.

2018 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Stock Awards: Restricted Stock Awards[(1)]	Stock Awards: Performance Share Unit Awards[(2)]	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings[(3)]	All Other Compensation[(4)]	Total
Dominic J. Addesso CEO and President									
	2018	$ 1,182,692	$ —	$ 2,500,253	$ 1,500,394	$ 1,300,000	$ 151,075	$ 432,321	$ 7,066,735
	2017	1,000,000	—	2,500,611	1,500,132	1,800,000	1,811,771	216,708	8,829,222
	2016	1,000,000	—	2,400,524	1,200,727	2,500,000	1,500,330	226,096	8,827,677
John P. Doucette Executive Vice President and President and CEO of Reinsurance Division									
	2018	$ 823,077	$ —	$ 664,149	$ 442,362	$ 400,000	$ (78,346)	$ 169,933	$ 2,421,175
	2017	733,846	—	600,287	300,729	850,000	732,728	72,552	3,290,142
	2016	686,538	—	552,465	276,232	1,050,000	505,025	80,518	3,150,778
Craig Howie[(5)] Executive Vice President and Chief Financial Officer									
	2018	$ 555,154	$ —	$ 448,422	$ 224,211	$ 250,000	$ —	$ 128,738	$ 1,606,525
	2017	538,769	—	434,126	217,648	550,000	—	144,076	1,884,619
	2016	526,539	—	425,044	212,057	725,000	—	152,070	2,040,710
Sanjoy Mukherjee[(4)] Executive Vice President, General Counsel and Secretary									
	2018	$ 558,038	$ —	$ 414,487	$ 276,325	$ 400,000	$ (67,805)	$ 252,153	$ 1,833,198
	2017	508,769	—	410,723	205,946	550,000	891,980	199,209	2,766,627
	2016	493,077	—	400,862	200,896	725,000	602,803	167,551	2,590,189
Jonathan Zaffino[(5)] Executive Vice President and President and CEO of Everest Insurance®									
	2018	$ 573,077	$ —	$ 481,144	$ 241,178	$ 550,000	$ —	$ 110,003	$ 1,955,402
	2017	490,577	—	630,711	200,096	400,000	—	92,811	1,814,195
	2016	461,539	—	380,401	180,435	500,000	—	76,760	1,599,135

(1) The amounts are the aggregate grant date fair value for restricted awards granted during 2018 computed in accordance with FASB ASC Topic 718. Restricted shares vest at the rate of 20% per year over five years.

(2) The amounts are the aggregate grant date fair value for performance share unit awards granted during 2018 computed in accordance with FASB ASC Topic 718, at the target achievement percentage (100%). The performance achievement factor can range between 0% and 175% of the target grant. If the participants achieved the maximum performance achievement factor, the value of the performance share unit grants would be follows: Mr. Addesso $2,625,690; Mr. Doucette $774,133; Mr. Howie $392,369; Mr. Mukherjee $483,568 and Mr. Zaffino $422,062.

(3) Represents the aggregate change in the present value of the officers' accumulated benefit under the qualified and supplemental pension plans from December 31, 2017 to December 31, 2018. Earnings on the Supplemental Savings Plan are not included as they are invested in the same investment offerings as the qualified savings plan and are not preferential.

(4) The amount reported for 2018 for Mr. Mukherjee, who is a citizen of the United States, includes $140,000 as a Bermuda residence housing allowance. The Company owns a car which is provided for Mr. Mukherjee's use in Bermuda at a cost of $2,749 in insurance and license fees.

For the Named Executive Officers, the 2018 amount in the All Other Compensation column includes:

	Addesso	Doucette	Howie	Mukherjee	Zaffino
Life insurance premiums	$ 1,080	$ 1,080	$ 1,080	$ 1,080	$ 1,080
Employer Matching Contributions (Qualified and Non-qualified)	35,481	24,692	16,650	16,212	16,500
Dividends on Restricted Shares	179,145	46,296	33,432	33,799	34,038
Employer Discretionary Contribution[5]	216,615	97,865	77,576	58,313	58,385

(5) Mr. Howie and Mr. Zaffino are not eligible for the Retirement Plan or Supplemental Retirement Plan and therefore receive an Employer Discretionary Contribution and an additional qualified plan contribution pursuant to the revision of the Company's Savings Plan that is applicable to those employees hired after April 1, 2010.

Grants of Plan-Based Awards

The following table sets forth certain information concerning equity and cash awards granted under the Company's 2010 Stock Incentive Plan and the Executive Performance Annual Incentive Plan during 2018 to the Named Executive Officers.

2018 GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units[2]	Grant Date Fair Value of Stock Awards	
		Threshold	Target	Maximum	Threshold	Target[4]	Maximum[5]		Restricted Stock Awards[3]	PSU Awards[6]
Dominic J. Addesso	2/21/2018	—	$1,562,500	$3,500,000	—	6,190	10,833	10,315	$2,500,253	$1,500,394
John P. Doucette	2/21/2018	—	850,000	1,700,000	—	1,825	3,194	2,740	664,149	442,362
Craig Howie	2/21/2018	—	560,000	1,120,000	—	925	1,619	1,850	448,422	224,211
Sanjoy Mukherjee	2/21/2018	—	575,000	1,150,000	—	1,140	1,995	1,710	414,487	276,325
Jonathan Zaffino	2/21/2018	—	600,000	1,200,000	—	995	1,741	1,985	481,144	241,178

(1) Potential awards to be made pursuant to the Executive Performance Annual Incentive Plan. The actual award is shown in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Plan table.

(2) This column shows the number of restricted shares granted in 2018 to the Named Executive Officers pursuant to the 2010 Stock Incentive Plan. Restricted shares vest at the rate of 20% per year over five years. During the restricted period, quarterly dividends are paid to the Named Executive Officer.

(3) The grant date fair value of each equity award calculated in accordance with FASB ASC Topic 718.

(4) This column shows the number of performance share units outstanding at December 31, 2018 for each Named Executive Officers pursuant to the 2010 Stock Incentive Plan, assuming achievement at the target level (100%). Performance share units vest 100% after three years.

(5) This column shows the number of performance share units outstanding at December 31, 2018 for each Named Executive Officers pursuant to the 2010 Stock Incentive Plan, assuming achievement at the maximum level (175%). Performance share units vest 100% after three years.

(6) The grant date fair value of each equity award calculated in accordance with FASB ASC 718.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2018

	Stock Awards[1]			
	Restricted Stock Awards		PSU Awards	
Name	Number of Shares or Units of Stock That Have Not Vested[1]	Market Value of Shares or Units of Stock That Have Not Vested[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[2]
Dominic J. Addesso	33,801	$ 7,360,506	9,433	$ 2,054,130
John P. Doucette	8,735	1,902,134	2,378	517,833
Craig Howie	6,308	1,373,630	1,391	302,904
Sanjoy Mukherjee	5,862	1,276,509	1,537	334,697
Jonathan Zaffino	6,275	1,366,444	1,400	304,864

(1) Restricted shares vest at the rate of 20% annually over a five year period. Grant dates for the restricted shares are in the table that follows.

(2) Determined by multiplying the NYSE December 31, 2018 closing price of $217.76 by the number of outstanding share or performance share unit awards.

(3) PSU awards vest over a three year performance period. Actual number of PSU earned may be up to 175% of the number listed in the tables above and below.

Grant Date	2/26/2014	2/25/2015	2/24/2016	2/22/2017	9/6/2017	2/21/2018
Dominic J. Addesso						
Restricted Share Awards	2,721	4,474	7,743	8,548	—	10,315
PSU Awards			6,455	6,410	—	6,190
John P. Doucette						
Restricted Share Awards	953	1,208	1,782	2,052	—	2,740
PSU Awards			1,485	1,285	—	1,825
Craig Howie						
Restricted Share Awards	681	922	1,371	1,484	—	1,850
PSU Awards			1,140	930	—	925
Sanjoy Mukherjee						
Restricted Share Awards	613	842	1,293	1,404	—	1,710
PSU Awards			1,080	880	—	1,140
Jonathan Zaffino						
Restricted Share Awards	—	895	1,227	1,368	800	1,985
PSU Awards			970	855	—	995

Share Option Exercises and Shares Vested

The following table sets forth certain information concerning the number and value of vested shares at the end of 2018 held by the Named Executive Officers. The Named Executive Officers do not hold any outstanding stock options.

SHARES VESTED

Name	Share Awards	
	Number of Shares Acquired on Vesting	Value Realized on Vesting[1]
Dominic J. Addesso	12,176	$ 2,946,495
John P. Doucette	3,830	927,260
Craig Howie	2,794	676,417
Sanjoy Mukherjee	3,182	749,963
Jonathan Zaffino	1,399	333,924

(1)   Amount reflects the aggregate market share value on the day that the restricted shares vest.

Retirement Plan

All the Named Executive Officers of the Company, with the exception of Mr. Howie and Mr. Zaffino, participate in the Everest Reinsurance Company Retirement Plan (the "Retirement Plan") and in the Supplemental Retirement Plan (the "Supplemental Plan"), both of which are defined benefit pension plans. The Retirement Plan and Supplemental Plan were both closed to new employees as of April 1, 2010. Additionally, effective January 1, 2018, accrued benefits under the Supplemental Retirement Plan were frozen for the participating NEOs in that plan as of December 31, 2017.

A participant's "final average earnings" under the Retirement Plan will be his or her average annual "earnings" under the plan during the 72 consecutive months of continuous service in which the participant received the greatest amount of earnings out of the final 120 months of continuous service. For this purpose, "earnings" generally include the participant's base salary, cash bonus payments under the Executive Incentive Plan and, for participants who held positions equivalent to or senior to that of department vice president when that position existed, cash payments under the Company's Annual Incentive Plan. "Earnings" does not include any other compensation set forth in the Summary Compensation Table.

Final average earnings and earnings will be determined under the Supplemental Plan in the same manner as under the Retirement Plan, except that a participant's earnings are not subject to the limitations under the Internal Revenue Code. "Continuous service" under the Retirement Plan and Supplemental Plan will be the number of years and months worked for Everest Re and certain affiliates, including during the period of affiliation with Prudential.

The table below shows the present value of accumulated benefits payable to each of the Named Executive Officers determined using interest rate and mortality rate assumptions consistent with those in the Company's financial statements and the number of years of service credited to each. A participant becomes vested in the Supplemental Plan upon reaching five years of service, retirement at age 65 or upon a Change of Control. If a participant leaves the Company prior to becoming vested in the Supplemental Plan, he receives no benefits.

2018 PENSION BENEFITS TABLE

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit[1]	Payments During Last Fiscal Year
Dominic J. Addesso	Retirement Plan	9.7	$ 702,944	$ —
	Supplemental Plan		5,957,380	—
John P. Doucette	Retirement Plan	10.3	448,920	—
	Supplemental Plan		1,985,378	—
Craig Howie	Retirement Plan	N/A	—	—
	Supplemental Plan		—	—
Sanjoy Mukherjee	Retirement Plan	18.5	835,922	—
	Supplemental Plan		2,602,605	—
Jonathan Zaffino	Retirement Plan	N/A	—	—
	Supplemental Plan		—	—

(1) The table employs the discount rate of 4.27% at December 31, 2018 and 3.62% at December 31, 2017 for the Retirement Plan and pre-retirement Supplemental Plan. Post retirement, the Supplemental Plan discount rate is 5% for both years. The Mortality Table used for 12/31/2018 is the Sex distinct RP-2014 White Collar Table adjusted to 2006 with Scale MP-2018 for the Qualified Plan projected to executive's assumed retirement age. Updated Table 417(e) Mortality is used for the Supplemental Plan post-retirement projected to executive's assumed retirement age. For 12/31/2017, the Mortality Table used is the Sex distinct RP-2014 White Collar Table adjusted to 2006 with Scale MP-2017 for the Qualified Plan projected to executive's assumed retirement age. Updated 417(e) Mortality is used for the Supplemental Plan for Post-Retirement projected to executive's assumed retirement age. The payment form assumes 50% Joint and Survivor for the Retirement Plan (wives assumed to be 4 years younger than their husbands), single life annuity for the Supplemental Plan at earliest unreduced retirement age.

The Assumptions for the 2018 calculations related to Retirement Plan and the pre-retirement Supplemental Plans are the same as those used in the FAS ASC 715 disclosure report for year ending December 31, 2018.

The information above has been developed assuming that the participants will retire at the earliest age at which they would receive an unreduced benefit. Mr. Addesso is past normal retirement age and is currently eligible for unreduced benefits. Mr. Doucette is not eligible to retire with unreduced benefits until age 65. Mr. Mukherjee is eligible to receive an unreduced benefit under the Retirement Plan at age 63 and 10 months and at age 60 under the Supplemental Retirement Plan. The number of years of credited service in the Retirement Plan is greater than in the Supplemental Plan as accruals in the Supplemental Plan were frozen effective December 31, 2017.

2018 NON-QUALIFIED DEFERRED COMPENSATION TABLE

The 2018 Non-qualified Deferred Compensation Table shows information about the Supplemental Savings Plan[1].

Name	Executive Contributions in Last Fiscal Year[2]	Registrant Contributions in Last Fiscal Year[2]	Aggregate Earnings in Last Fiscal Year	Aggregate Withdrawal/ Distributions	Aggregate Balance at Last Fiscal Year-End[3]
Dominic J. Addesso					
Everest Re Supplemental Savings Plan	$ 27,404	$ 244,019	$ (52,600)	$ —	$ 646,812
John P. Doucette					
Everest Re Supplemental Savings Plan	16,673	114,538	(54,716)	—	364,857
Craig Howie					
Everest Re Supplemental Savings Plan	8,400	66,726	(59,181)	—	518,647
Sanjoy Mukherjee					
Everest Re Supplemental Savings Plan	7,962	66,274	(15,569)	—	196,934
Jonathan Zaffino					
Everest Re Supplemental Savings Plan	9,000	50,885	(14,916)	—	175,108

(1)   The Supplemental Savings Plan has the same investment elections as the Company's 401(k) plan and is designed to allow each participant to contribute a percentage of his base salary and receive a company match beyond the contribution limits prescribed by the Code with regard to 401(k) plans. When the annual IRS 401(a) (17) compensation maximum is reached under the qualified savings plan, eligible employees may contribute to the Supplemental Savings Plan which allows for up to a 3% employee contribution and a 3% company match. Withdrawal is permitted only upon cessation of employment.

(2)   All of the amounts reported in this column are included in the 2018 Summary Compensation Table. As employees hired after April 1, 2010, Messrs. Howie and Zaffino receive a higher Company contribution under the Supplemental Savings Plan.

(3)   The amounts reported in this column represent balances from the Everest Re Supplemental Savings Plan and include various amounts previously reported in the Summary Compensation Table as Salary, Bonus or All Other Compensation.

CEO PAY RATIO DISCLOSURE

Fiscal Year	2018	2018
Employee	Median Employee	CEO
Annual Base Salary	$ 123,600	$ 1,250,000
Bonus Paid March 2019	$ 10,500	$ 1,300,000
Res Share Value Granted Feb. 2018	$ 0	$ 2,500,000
Perf Share Target Value Granted Feb. 2018	$ 0	$ 1,500,000
Pension Value and Nonqualified Deferred Comp Earnings PY 2018	$ 0	$ 151,075
All Other Compensation PY 2018	$ 6,539	$ 432,321
Total Comp	$ 140,639	$ 7,133,396

In 2018, the ratio of the total annual compensation of our CEO to the median compensation of our employees was 50.72 to one.

Methodology

- Date selected to determine employee population for purposes of identifying the median employee–December 1, 2018.

- Median employee identified using Total Compensation, which includes base salary, bonus, and stock awards (if any).

- Employees from all Everest locations included in calculation to identify median.

- Salaries, bonuses and stock for Non-US employees converted to USD (12/1/2018 conversion rates).

- Salaries for part-time employees annualized to a full-time equivalent.

- Annual salary, bonus and stock target amounts were included for mid-year hired employees who were not otherwise eligible to participate in the full 2018 annual compensation review process.

- "All Other Compensation" includes life insurance premiums, employer matching contributions (qualified and non-qualified), dividends on restricted shares and employer discretionary contributions.

EMPLOYMENT, CHANGE OF CONTROL AND OTHER AGREEMENTS

Employment agreements have been entered into with Messrs. Addesso, Doucette, Howie, Mukherjee and Zaffino. Employment agreements are entered into when it is determined that an employment agreement assists in obtaining assurance as to the executive's continued employment in light of the prevailing market competition for the particular position, or where the Compensation Committee believes that an employment agreement is appropriate to attract an executive in light of market conditions and the prior experience of the executive. Employment agreements with key executive officers further provide the Company protection against the potential loss of business that could result from the departure of a key executive by including non-disclosure, non-compete and non-solicitation covenants in such agreements. The terms of the agreement take into consideration the executive's prior background, experience, compensation, competitive conditions and negotiations with the executive. On February 20, 2019, the Compensation Committee selected Messrs. Addesso, Doucette, Howie, Mukherjee and Zaffino to become participants in the Executive Incentive Plan. They are all participants in the Senior Executive Change of Control Plan. (See "Change of Control Arrangements").

Dominic J. Addesso. Effective November 20, 2017, the Company, Everest Global and Everest Holdings entered into an amended employment agreement with Mr. Addesso under which he serves as President of those companies as well as President of Everest Re and the Company. The agreement, which has been extended through December 31, 2019, provided for an annual salary of $1 million, subject to increases, if any, as determined and approved by the Compensation Committee of Group, and eligibility for an equity grant with a target value of 300% of his salary. The amendment also provides for Mr. Addesso's continued eligibility to receive PSUs not previously forfeited subject to his signing a general release and waiver in the event of his retirement at age 65, death or disability prior to the last day of the restricted period. In the event of his termination without cause or for good reason, the PSUs will continue to settle pursuant to their terms. The employment agreement's material terms for a termination on death, disability or a termination without cause or resignation for good reason are outlined in the sections and tables below. As announced in January 2019, Mr. Addesso informed the Company's Board that he will retire at the end of his contract term on December 31, 2019.

John P. Doucette. Effective June 1, 2016, Everest Global entered into an employment agreement with Mr. Doucette under which he serves as President and CEO of the Reinsurance Division of the Company. The agreement, which will continue in effect through June 1, 2019 (and shall continue in force unless terminated in accordance with the terms of the agreement or as otherwise agreed by the parties), provided for a base salary of $690,000, subject to increases, if any, as determined and approved by the Compensation Committee of Group. The employment agreement provides for Mr. Doucette's continued eligibility to receive PSUs not previously forfeited subject to his signing a general release and waiver in the event of his retirement at age 65, death or disability prior to the last day of the restricted period. In the event of his termination without cause or for good reason, the PSUs will continue to settle pursuant to their terms. The employment agreement's material terms for a termination on death, disability or a termination without cause or resignation for good reason are outlined in the sections and tables below.

Craig Howie. On April 1, 2016, Everest Global entered into an employment agreement with Mr. Howie under which he serves as Executive Vice President and Chief Financial Officer of the Company. The agreement provided for an annual base salary of $530,000, subject to increases, if any, as determined and approved by the Compensation Committee of Group, and was automatically renewed following the agreement's initial expiration date of April 1, 2019 (and shall continue in force unless terminated in accordance with the terms of the agreement or as otherwise agreed by the parties). The employment agreement provides for Mr. Howie's continued eligibility to receive PSUs not previously forfeited subject to his signing a general release and waiver in the event of his retirement at age 65, death or disability prior to the last day of the restricted period. In the event of his termination without cause or for good reason, the PSUs will continue to settle pursuant to their terms. The employment agreement's material terms for a termination on death, disability or a termination without cause or resignation for good reason are outlined in the sections and tables below.

Sanjoy Mukherjee. On January 1, 2017, Everest Global entered into an employment agreement with Mr. Mukherjee under which he is to serve as the General Counsel, Chief Compliance Officer and Secretary. The agreement, which shall continue in effect through January 1, 2020 (and shall continue in force unless terminated in accordance with the terms of the agreement or as otherwise agreed by the parties), provided for an annual salary of $500,000, subject to increases, if any, as determined and approved by the Compensation Committee of Group. The employment agreement provides for Mr. Mukherjee's continued eligibility to receive PSUs not previously forfeited subject to his signing a general release and waiver in the event of his retirement at age 65, death or disability prior to the last day of the restricted period. In the event of his termination without cause or for good reason, the PSUs will continue to settle pursuant to their terms. The employment agreement's material terms for a termination on death, disability or a termination without cause or resignation for good reason are outlined in the sections and tables below.

Jonathan Zaffino. On September 6, 2017, Everest National entered into an employment agreement with Mr. Zaffino under which he serves as Executive Vice President of the Company, and the President and CEO of Everest Insurance®. The agreement which will continue in effect through September 6, 2020 (and shall continue in force unless terminated in accordance with the terms of the agreement or as otherwise agreed by the parties), provided for an annual base salary of $500,000, subject to increases, if any, as determined and approved by the Compensation Committee. The employment agreement provides for Mr. Zaffino's continued eligibility to receive PSUs not previously forfeited subject to his signing a general release and waiver in the event of his retirement at age 65, death or disability prior to the last day of the restricted period. In the event of his termination without cause or for good reason, the PSUs will continue to settle pursuant to their terms. The employment agreement's material terms for a termination on death, disability or a termination without cause or resignation for good reason are outlined in the sections and tables below.

Change of Control Arrangements. The Company's change of control arrangements, embodied within the Senior Executive Change of Control Plan, are principally intended to provide continuity of management by motivating executive officers to remain with the Company, despite the uncertainty that arises in the context of a change in control. The Senior Executive Change of Control Plan is designed to be compliant with §409A. A violation of §409A may subject an executive to recognition of income with respect to nonqualified deferred compensation at the time such compensation becomes vested plus a 20 percent tax and interest. Accordingly, in order to comply with the requirements of §409A, the Senior Executive Change of Control Plan requires the participant to wait six months following a termination of employment due to a change of control in order to receive any payments under the plan. The Change of Control Plan is administered by the Compensation Committee, which selects participants from among the senior executives of the Company and its subsidiaries. Among others, the Compensation Committee has selected Mr. Addesso, Mr. Doucette, Mr. Howie, Mr. Mukherjee and Mr. Zaffino to participate in the plan.

The Senior Executive Change of Control Plan provides that if, within two years after the occurrence of a material change (as defined in the plan) a participant terminates his or her employment for good reason (as defined in the plan) or the Company terminates the participant's employment for any reason other than for due cause (as defined in the plan), then (a) all of the participant's outstanding share options granted under the Company's stock plans shall immediately vest and remain exercisable for three months following termination of employment; (b) all restrictions on the participant's restricted shares awarded under the Company's share plans shall immediately terminate and lapse, (this does not include PSUs which are not subject to the Senior Executive Change of Control Plan); (c) the participant shall receive a cash payment six months after termination equal to the participant's average salary and annual incentive bonus for the three most recent taxable years (or such shorter period as may be applicable) multiplied by a number between 2.00 and 2.99 as determined by the Compensation Committee (for Mr. Addesso, the number is 2.5, for Messrs. Doucette, Howie, Mukherjee and Zaffino the number is 2.00); (d) the participant shall continue to be covered under the Company's medical and dental insurance plans for a period of two years from the date of termination; and (e) the participant shall receive "special retirement benefits" in an amount that will equal the retirement benefits he or she would have received under the Everest Reinsurance Retirement Plan and/or the Everest Reinsurance Employee Saving Plan and any supplemental, substitute or successor plans adopted by the Company had he or she continued in the employ of the Company for a two year period following termination. Special Retirement benefits shall be paid six months after termination.

The Senior Executive Change of Control Plan includes a "Best Net" provision regarding the determination and treatment of parachute payments. Under the "Best Net" provision, in lieu of an automatic reduction in benefits in the event of an excess parachute payment that triggers the excise tax, benefits are reduced to avoid an excess parachute payment only if doing so results in a higher after-tax benefit to the participant. The participant and the Company shall agree on a national accounting firm to perform the calculations necessary to determine the amount of the parachute payment, as well as the maximum amount the participant would be entitled to receive without being subject to the excise tax.

The PSU award is not subject to the Change in Control Plan and is governed by the Performance Stock Unit Award Agreement and any pertinent employment agreement.

Potential Payments Upon Termination or Change in Control

The tables below give a reasonable estimate of the incremental amount of compensation that might be paid to each of the Named Executive Officers in the event of termination of his employment on December 31, 2018.

The amounts shown assume that such termination, change in control, death or disability was effective as of December 31, 2018 and includes estimates of amounts to which the Named Executive Officer might be entitled incremental to what he earned during such time. The actual amounts to be paid out can only be determined at the time of such executive's separation from the Company and may be changed at the discretion of the Compensation Committee of the Company's Board of Directors.

Payments Made Upon Termination. Regardless of the manner in which a Named Executive Officer's employment terminates, he is entitled to receive amounts earned during his term of employment. Such amounts include: accrued salary; amounts contributed under the Employee Savings Plan and the Supplemental Savings Plan (see Non-qualified Deferred Compensation Table) and amounts accrued and vested through the Company's Retirement Plan and the Supplemental Retirement Plan. (See Pension Benefits Table.) The retirement plans offer a survivor annuity, if elected by the participant. For a termination for good reason or without cause, each of Messrs. Addesso, Doucette, Howie, Mukherjee and Zaffino would be eligible to earn all remaining installments of PSUs subject to his signing a waiver of all claims, and certain non-compete agreements under the terms of the employment agreements would apply. All other PSUs would be forfeited.

Payments Made Upon Retirement. In the event of retirement, in addition to the items above, all who are eligible will receive the pension benefits shown in the Pension Benefits Table with a reduction for early retirement. Generally, subject to satisfaction of the express terms of the pertinent equity award agreement that defines retirement as reaching the age of 65 or older and a voluntary termination of employment, outstanding restricted shares vest as a result of retirement with the consent of the Compensation Committee. PSUs are forfeited if retirement occurs prior to age 65. In the event of retirement at age 65 or older but prior to the conclusion of the restricted period (3rd anniversary of grant date), the participant remains eligible to receive all remaining installments of PSUs. The settlement date of PSUs for completed installment periods would be the 60-day anniversary of the retirement. The remaining PSUs would be settled between the certification that performance criteria have been met and March 15th of the calendar year following the last performance period.

Payments Made Upon Death or Disability. In the event of death or disability, in addition to the benefits listed under the headings above, the Named Executive Officer will receive benefits under the Company's disability plan or payments under the Company's life insurance program, as available to employees generally. Pursuant to the terms of their employment agreements, in the event of the death or disability of Mr. Addesso, Mr. Doucette, Mr. Howie, Mr. Mukherjee or Mr. Zaffino, any incentive bonus earned but not yet paid for the completed full fiscal year immediately preceding the employment termination date would be paid. So, assuming a hypothetical death or disability of those Named Executive Officers on December 31, 2018, each would be entitled to any incentive bonus earned but not yet paid relating to fiscal 2018 performance. Such bonus amounts would have been $1,300,000 for Mr. Addesso, $400,000 for Mr. Doucette, $250,000 for Mr. Howie, $400,000 for Mr. Mukherjee and $550,000 for Mr. Zaffino as reported in the Summary Compensation Table.

In the event of the death or disability of any of the Named Executive Officers, unvested share options become exercisable and the restrictions on restricted shares lapse. The following table lists the value of equity awards for each Named Executive Officer at the NYSE closing price of $217.76 at 2018 year end as if all vested on December 31, 2018. For PSUs, in the event of death or disability prior to the conclusion of the restricted period (3rd anniversary of grant date), the participant remains eligible to receive all remaining installments of PSUs. The settlement date of PSUs for completed installment periods would be the 60-day anniversary of the death or disability. The remaining shares would be settled between the certification of the performance and the March 15th of the calendar year following the last performance period.

The amount of shares that would be delivered in the event of an executive's retirement at age 65 or death or disability is valued as of December 31, 2018 in the table below.

Name	PSU	Restricted Shares	Total
Dominic J. Addesso	$ 3,529,999	$ 7,360,506	$ 10,890,505
John P. Doucette	854,476	1,902,134	2,756,610
Craig W. Howie	560,699	1,373,630	1,934,329
Sanjoy Mukherjee	578,927	1,276,509	1,855,436
Jonathan Zaffino	524,985	1,366,444	1,891,429

Termination or Change of Control

As described above, each of the Named Executive Officers is a participant in the Company's Senior Executive Change of Control Plan. Payments are made under the plan to the respective Named Executive Officer if he suffers a covered termination of employment within two years following a change in control. The table below gives a reasonable estimate of what might be paid to each Named Executive Officer in the event of a covered termination of his employment on December 31, 2018 based on the plan terms in effect at that time.

Messrs. Addesso, Doucette, Howie, Mukherjee and Zaffino's employment agreements separately address payments that may be made and benefits continued in the event of a termination without due cause or resignation for good reason, outside of a change in control, as defined in the respective agreements.

Name	Incremental Benefit	Termination Without Cause or Resignation for Good Reason	Termination Following Change in Control
Dominic J. Addesso	Cash Payment	$ 3,800,000 [1]	$ 8,652,243 [5]
	Restricted Stock Value	4,520,044 [2]	7,360,506 [6]
	PSU Value	3,529,999 [3]	3,529,999 [7]
	Benefits Continuation	44,834 [4]	25,000
	Pension Enhancement	—	—
	Total Value	$ 11,894,877	$ 19,567,748 [8]
John P. Doucette	Cash Payment	$ 2,100,000 [1]	$ 3,528,974 [5]
	Restricted Stock Value	699,445 [2]	1,902,134 [6]
	PSU Value	854,476 [3]	854,476 [7]
	Benefits Continuation	32,520 [4]	34,000
	Pension Enhancement	—	566,000
	Total Value	$ 3,686,441	$ 6,885,584 [8]
Craig Howie	Cash Payment	$ 1,370,000 [1]	$ 2,436,974 [5]
	Restricted Stock Value	509,558 [2]	1,373,630 [6]
	PSU Value	560,699 [3]	560,699 [7]
	Benefits Continuation	32,520 [4]	34,000
	Saving Plan Enhancement	—	372,000
	Total Value	$ 2,472,777	$ 4,777,303 [8]
Sanjoy Mukherjee	Cash Payment	$ 1,550,000 [1]	$ 2,356,591 [5]
	Restricted Stock Value	469,926 [2]	1,276,509 [6]
	PSU Value	578,927 [3]	578,927 [7]
	Benefits Continuation	22,433 [4]	23,000
	Pension Enhancement	—	382,000
	Total Value	$ 2,621,286	$ 4,617,027 [8]

Name	Incremental Benefit	Termination Without Cause or Resignation for Good Reason	Termination Following Change in Control
Jonathan Zaffino	Cash Payment	$ 1,750,000 [1]	$ 1,916,795 [5]
	Restricted Stock Value	390,879 [2]	1,366,444 [6]
	PSU Value	524,985 [3]	524,985 [7]
	Benefits Continuation	35,635 [4]	35,000
	Saving Plan Enhancement	—	232,000
	Total Value	$ 2,701,499	$ 4,075,224 [8]

(1) Pursuant to the terms of the Mr. Addesso's employment agreement, he would be paid a separation allowance in equal installments over a 24 month period equal to two times his base salary. Messrs. Doucette, Mukherjee, Howie and Zaffino would each be paid two times his base salary over a 12 month period. All would receive any annual incentive bonus earned but not yet paid for the completed full fiscal year prior to termination.

(2) Pursuant to the terms of the Named Executive Officer's employment agreement, unvested restricted stock will continue to vest in accordance with its terms in the 12 month period following termination for Messrs. Doucette, Mukherjee, Howie and Zaffino, For Mr. Addesso, unvested stock would continue to vest for 24 months in accordance with its terms.

(3) Under the terms of their respective employment agreements, Messrs. Addesso, Howie, Doucette, Mukherjee and Zaffino would receive the PSU installments pursuant to achieved performance goals. The remaining PSU installments will vest pursuant to the Performance Stock Unit Award Agreement terms and are valued at the target performance (100%) for purpose of this table.

(4) Pursuant to the terms of the Named Executive Officer's employment agreement, he shall continue to participate in the disability and life insurance programs until the earlier of a certain number of months or his eligibility to be covered by comparable benefits of a subsequent employer and he will receive a cash payment to enable him to pay for medical and dental coverage for a certain number of months. For Mr. Addesso, the number is 24 months, for Messrs. Doucette, Howie, Mukherjee, and Zaffino, it is 12 months.

(5) The Senior Executive Change of Control Agreement provides for a cash payment that equals the average of the executive's salary and bonus for the previous three years times a factor assigned by the Board. The factor is 2.0 for Messrs. Doucette, Howie, Mukherjee and Zaffino and 2.5 for Mr. Addesso.

(6) The unvested equity awards for each Named Executive Officer are valued at the NYSE closing price of $217.76 at 2018 year end as if all vested on December 31, 2018.

(7) In the event of a Change in Control, the Company may elect to continue the Performance Stock Awards subject to the 2010 Stock Incentive Plan and Performance Stock Unit Award Agreement. According to the award agreement, completed installments are valued according to the actual achievement factor, and the remaining installments are valued at the target performance (100%).

(8) The Senior Executive Change of Control Plan includes a "Best Net" provision regarding the determination and treatment of parachute payments that could potentially result in a reduced figure based on each participant's relevant circumstances as calculated by an accounting firm agreed to by the participant and the Company. Under the provision, in lieu of an automatic reduction in benefits in the event of an excess parachute payment that triggers the excise tax, benefits are reduced to avoid an excess parachute payment only if doing so results in a higher after-tax benefit to the participant.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During 2018, the Compensation Committee was comprised of John J. Amore, William F. Galtney, Jr., John A. Graf, Gerri Losquadro, Roger M. Singer and John A. Weber, all of whom are Non-Employee Directors of the Company and none of whom is or has been an officer of the Company. No Compensation Committee interlocks existed during 2018.

PROPOSAL NO. 2—APPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors recommends that you vote FOR the appointment of PricewaterhouseCoopers LLP, an independent registered public accounting firm, as the Company's independent auditor for the year ending December 31, 2019 and the authorization of the Board of Directors acting by the Audit Committee of the Board of Directors to determine the independent auditor's remuneration. Proxies will be so voted unless shareholders specify otherwise in their proxies.

PricewaterhouseCoopers LLP has been appointed to serve as the Company's auditor each year at the Annual General Meeting of Shareholders pursuant to the Board's recommendation, which is based on the recommendation of the Audit Committee. For the 2019 Annual General Meeting, and in accordance with the Sarbanes-Oxley Act of 2002 ("Sarbanes Oxley"), the Audit Committee has evaluated the performance and independence of PricewaterhouseCoopers LLP and has recommended their appointment as the Company's independent auditor for the year ending December 31, 2019. In making its recommendation, the Audit Committee reviews both the audit scope and estimated fees for professional services for the coming year. Representatives of PricewaterhouseCoopers LLP will be present at the 2019 Annual General Meeting, will have the opportunity to make a statement if they so desire and will be available to respond to appropriate questions from shareholders.

PROPOSAL NO. 3—NON-BINDING ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Board of Directors recommends that you vote FOR the non-binding advisory approval of the Named Executive Officers' compensation. Proxies will be so voted unless shareholders specify otherwise in their proxies. Proxies given by beneficial holders to shareholders of record may not be so voted unless beneficial holders specify a vote for approval in their proxies.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, enables shareholders to vote to approve, on an advisory (nonbinding) basis, the compensation of the Company's Named Executive Officers as disclosed in this Proxy Statement in accordance with the rules of the SEC.

As described in detail under the heading "Executive Compensation – Compensation Discussion and Analysis", the Company's executive compensation program is designed to attract, reward, and retain talented executives whose abilities are critical to the success of the Company and its long term goals of profitability and strong shareholder returns. Please read the "Compensation Discussion and Analysis" discussion for additional details about our executive compensation programs, including information about the fiscal year 2018 compensation of our Named Executive Officers.

Shareholders are being asked to indicate their support for the Company's Named Executive Officer compensation as described in this Proxy Statement, which includes the "Compensation Discussion and Analysis" section and the compensation tables and related narrative disclosure. This proposal, commonly known as a "say-on-pay" proposal, gives shareholders the opportunity to express their views on our Named Executive Officers' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of the Company's Named Executive Officers and the philosophy, policies and practices described in this Proxy Statement. Accordingly, the Board recommends that you vote "FOR" the following resolution at the Annual General Meeting:

"Resolved, that the shareholders approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and related narrative discussion."

The say-on-pay vote is advisory and, therefore, not binding on the Company, the Compensation Committee or the Board of Directors. However, the Board of Directors and the Compensation Committee value the opinions of the Company's shareholders, will review the voting results, and will consider shareholder concerns.

MISCELLANEOUS—GENERAL MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers, and directors and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC. Executive officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Forms 3, 4 and 5 they file.

Based solely on the Company's review of the copies of the forms it has received and representations that no other reports were required, the Company believes that all of its executive officers and directors have filed with the SEC on a timely basis all required Forms 3, 4 and 5 with respect to transactions during fiscal year 2018.

Shareholder Proposals for the 2020 Annual General Meeting of Shareholders

To be considered for inclusion in the Company's Proxy Statement and Proxy Card relating to the 2020 Annual General Meeting of Shareholders, a shareholder proposal must be received by the Secretary of the Company in proper form at the Company's registered office at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, no later than December 13, 2019. If the shareholder proposal relates to a nomination for director, then the proposal must be made in accordance with the procedures set forth in Bye-law 12 and discussed in the section titled "Nominating and Governance Committee." This Bye-law is available on the Company's website or by mail from the Corporate Secretary's office.

Proxy Solicitations

The expense of this proxy solicitation will be borne by the Company. In addition to solicitation by mail, proxies may be solicited in person or by telephone, facsimile or mail by directors or officers who are employees of the Company without additional compensation. Georgeson LLC will provide solicitation services to the Company for a fee not to exceed $6,500 plus out-of-pocket expenses. The firm will solicit proxies by personal interview, telephone, facsimile and mail. The Company will, on request, reimburse shareholders of record who are brokers, dealers, banks or voting trustees, or their nominees, for their reasonable expenses in sending proxy materials and annual reports to the beneficial owners of the shares they hold of record.

Transfer Agent and Registrar

The Company has appointed Computershare Trust Company, N.A. to serve as transfer agent, registrar and dividend paying agent for the Common Shares. Correspondence relating to any share accounts or dividends should be addressed to:

Computershare Investor Services
P.O. BOX 505000
Louisville, KY 40233

Overnight correspondence should be sent to:
Computershare Investor Services
462 South 4th Street, Suite 1600
Louisville, KY 40202
(877) 373-6374 (Shareholder Services – Toll Free)
(781) 575-2725 (Shareholder Services)

All transfers of certificates for Common Shares should also be mailed to the above address.

By Order of the Board of Directors

Sanjoy Mukherjee
Executive Vice President,
General Counsel and Secretary

April 11, 2019